                                                              File Nos. 811-8116

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Initial Registration Statement

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 32

                      ALLMERICA SELECT SEPARATE ACCOUNT OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                          Charles F. Cronin, Secretary
                First Allmerica Financial Life Insurance Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

             ___ immediately upon filing pursuant to paragraph (b) of Rule 485
             ___ on (date) pursuant to paragraph (b) of Rule 485
             ___ 60 days after filing pursuant to paragraph (a) (1) of Rule 485
             ___ on (date) pursuant to paragraph (a) (1) of Rule 485
             ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant has registered an indefinite amount of its securities under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 2001 was filed on or before March 30, 2002.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

    CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF ITEMS CALLED FOR
                                   BY FORM N-4


FORM N-4 ITEM NO.    CAPTION IN PROSPECTUS
-----------------    ---------------------

1                    Cover Page

2                    Special Terms

3                    Summary of Fees and Expenses; Summary of Contract Features

4                    Condensed Financial Information;  Performance Information

5 Description of the Company, the Variable Account and The Underlying Investment Companies

6                    Charges and Deductions

7                    Description of the Contract -- The Accumulation Phase

8 Electing the Annuity Date; Description of Annuity Payout Options; Variable Annuity Benefit Payments

9                    Death Benefit

10                   Payments;  Computation of Values;  Distribution

11                   Surrender and Withdrawals; Surrender Charge; Withdrawals
                     After the Annuity Date

12                   Federal Tax Considerations

13                   Legal Matters

14                   Statement of Additional Information - Table of Contents


FORM N-4 ITEM NO.    CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------    ----------------------------------------------

15                   Cover Page

16                   Table of Contents

17                   General Information and History

18                   Services

19                   Underwriters

20                   Performance Information

21                   Annuity Benefit Payments

22                   Financial Statements

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                        ALLMERICA SELECT SEPARATE ACCOUNT
                            WORCESTER, MASSACHUSETTS

This Prospectus provides important information about the Allmerica Optim-L variable annuity contract issued by Allmerica Financial Life Insurance and Annuity Company (in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on an individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information dated _____, 2002 containing more information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Allmerica Select Customer Service at 1-800-366-1492. The Table of Contents of the Statement of Additional Information is listed on page 5 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (HTTP://WWW.SEC.GOV).

Allmerica Select Separate Account is subdivided into Sub-Accounts. Each Sub-Account offered as an investment option under this contract invests exclusively in shares of one of the following funds funds:

ALLMERICA INVESTMENT TRUST (SERVICE SHARES)                FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
-------------------------------------------                -----------------------------------------------------------
AIT Core Equity Fund                                       Fidelity VIP Equity-Income Portfolio
AIT Equity Index Fund                                      Fidelity VIP Growth Portfolio
AIT Government Bond Fund
AIT Money Market Fund                                      FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (SERVICE CLASS 2)
AIT Select Aggressive Growth Fund                          --------------------------------------------------------------
AIT Select Capital Appreciation Fund                       Fidelity VIP II Contrafund(R)Portfolio
AIT Select Emerging Markets Fund
AIT Select Growth Fund                                     FIDELITY VARIABLE INSURANCE PRODUCTS FUND III (SERVICE CLASS 2)
AIT Select Growth and Income Fund                          ---------------------------------------------------------------
AIT Select International Equity Fund                       Fidelity VIP III Mid Cap Portfolio
AIT Select Investment Grade Income Fund                    Fidelity VIP III Value Strategies Portfolio
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund                           FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
AIT Select Value Opportunity Fund                          --------------------------------------------------------------
                                                           FT VIP Franklin Large Cap Growth Securities Fund
AIM VARIABLE INSURANCE FUNDS (SERIES II SHARES)            FT VIP Franklin Small Cap Fund
-----------------------------------------------            FT VIP Franklin Small Cap Value Securities Fund
AIM V.I. Aggressive Growth Fund                            FT VIP Mutual Shares Securities Fund
AIM V.I. Basic Value Fund                                  FT VIP Templeton Foreign Securities Fund
AIM V.I. Blue Chip Fund
AIM V.I. Capital Development Growth Fund
AIM V.I. Premier Equity Fund                               MFS(R)VARIABLE INSURANCE TRUSTSM (SERVICE CLASS)
                                                           ------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)     MFS(R)Mid Cap Growth Series
---------------------------------------------------        MFS(R)New Discovery Series
AllianceBernstein Small Cap Value Portfolio                MFS(R)Total Return Series
AllianceBernstein Value Portfolio                          MFS(R) Utilities Series
Alliance Growth and Income Portfolio
Alliance Premier Growth Portfolio                          OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)
Alliance Technology Portfolio                              ---------------------------------------------------
                                                           Oppenheimer Capital Appreciation Fund/VA
                                                           Oppenheimer Global Securities Fund/VA
                                                           Oppenheimer High Income Fund/VA
                                                           Oppenheimer Main Street Growth & Income Fund/VA
                                                           Oppenheimer Multiple Strategies Fund/VA

THIS ANNUITY IS NOT A BANK DEPOSIT OR OBLIGATION; IS NOT FEDERALLY INSURED; AND IS NOT ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            DATED ____________, 2002

(CONT.)

The Fixed Account, which is part of the Company's General Account, is an investment option that pays an interest rate guaranteed for one year from the time a payment is received. Another investment option, the Guarantee Period Accounts, offers fixed rates of interest for specified periods ranging from 2 to 10 years. A Market Value Adjustment is applied to payments removed from a Guarantee Period Account before the end of the specified period. The Market Value Adjustment may be positive or negative. Payments allocated to a Guarantee Period Account are held in the Company's Separate Account GPA (except in California where they are allocated to the General Account).

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, fees and/or charges that are different from those in the contracts offered by this Prospectus. The contracts may be offered through different distributors. Upon request, your financial representative can show you information regarding other annuity contracts offered by the Company. You can also contact us directly to find out more about these annuity contracts.

                                TABLE OF CONTENTS

SPECIAL TERMS                                                                         6
SUMMARY OF FEES AND EXPENSES                                                          8
SUMMARY OF CONTRACT FEATURES                                                         18
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND THE
 UNDERLYING INVESTMENT COMPANIES                                                     23
INVESTMENT OBJECTIVES AND POLICIES                                                   25
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE                                29
   PAYMENTS                                                                          29
   COMPUTATION OF VALUES                                                             30
         The Accumulation Unit                                                       30
         Net Investment Factor                                                       30
   RIGHT TO CANCEL                                                                   31
   TELEPHONE TRANSACTIONS PRIVILEGE                                                  31
   TRANSFER PRIVILEGE                                                                31
         Asset Allocation Model Reallocations                                        32
         Automatic Transfers (Dollar Cost Averaging)                                 32
         Automatic Account Rebalancing                                               32
   SURRENDER AND WITHDRAWALS                                                         33
         Systematic Withdrawals                                                      34
         Life Expectancy Distributions                                               34
         Systematic Level Free of Surrender Charge Withdrawal Program                35
   DEATH BENEFIT                                                                     35
         Standard Death Benefit                                                      35
         Optional Enhanced Death Benefit Rider                                       35
         Payment of the Death Benefit Prior to the Annuity Date                      35
   THE SPOUSE OF THE OWNER AS BENEFICIARY                                            36
   OPTIONAL ENHANCED EARNINGS RIDER                                                  36
   ASSIGNMENT                                                                        36
ANNUITIZATION -- THE PAYOUT PHASE                                                    37
   ELECTING THE ANNUITY DATE                                                         37
   CHOOSING THE ANNUITY PAYOUT OPTION                                                37
         Fixed Annuity Payout Options                                                38
         Variable Annuity Payout Options                                             38
   DESCRIPTION OF ANNUITY PAYOUT OPTIONS                                             38
   VARIABLE ANNUITY BENEFIT PAYMENTS                                                 39
         The Annuity Unit                                                            39
         Determination of the First Annuity Benefit Payment                          39
         Determination of the Number of Annuity Units                                40
         Dollar Amount of Subsequent Variable Annuity Benefit Payments               40
         Payment of Annuity Benefit Payments                                         40
   TRANSFERS OF ANNUITY UNITS                                                        40
   WITHDRAWALS AFTER THE ANNUITY DATE                                                41
         Calculation of Proportionate Reduction                                      42
         Calculation of Present Value                                                43
         Deferral of Withdrawals                                                     44
   NORRIS DECISION                                                                   44
CHARGES AND DEDUCTIONS                                                               45
   VARIABLE ACCOUNT DEDUCTIONS                                                       45
         Mortality and Expense Risk Charge                                           45
         Administrative Expense Charge                                               45
         Optional Rider Charges (for New York contracts only)                        45
         Other Charges                                                               46
   CONTRACT FEE                                                                      46

   OPTIONAL RIDER CHARGES                                                            46
   PREMIUM TAXES                                                                     47
   SURRENDER CHARGE                                                                  47
         Calculation of Surrender Charge                                             47
         Withdrawal Without Surrender Charge                                         48
         Effect of Withdrawal Without Surrender Charge Amount                        50
         Reduction or Elimination of Surrender Charge and Additional Amounts
          Credited                                                                   51
   TRANSFER CHARGE                                                                   52
   WITHDRAWAL ADJUSTMENT CHARGE                                                      52
GUARANTEE PERIOD ACCOUNTS                                                            53
FEDERAL TAX CONSIDERATIONS                                                           56
   GENERAL                                                                           56
         The Company                                                                 56
         Diversification Requirements                                                56
         Investor Control                                                            56
   QUALIFIED AND NON-QUALIFIED CONTRACTS                                             57
   TAXATION OF THE CONTRACT IN GENERAL                                               57
         Withdrawals Prior to Annuitization                                          57
         Withdrawals After Annuitization                                             57
         Annuity Payouts After Annuitization                                         57
         Penalty on Distribution                                                     58
         Assignments or Transfers                                                    58
         Nonnatural Owners                                                           58
         Deferred Compensation Plans of State and Local Government and
               Tax-Exempt Organizations                                              58
   TAX WITHHOLDING                                                                   59
   PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS                                 59
         Corporate and Self-Employed Pension and Profit Sharing Plans                59
         Individual Retirement Annuities                                             59
         Status of Death Benefits in IRAs                                            60
         Tax-Sheltered Annuities                                                     60
         Texas Optional Retirement Program                                           60
STATEMENTS AND REPORTS                                                               60
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS                                    61
CHANGES TO COMPLY WITH LAW AND AMENDMENTS                                            62
VOTING RIGHTS                                                                        62
DISTRIBUTION                                                                         62
LEGAL MATTERS                                                                        63
FURTHER INFORMATION                                                                  63
APPENDIX A-- MORE INFORMATION ABOUT THE FIXED ACCOUNT                               A-1
APPENDIX B-- OPTIONAL ENHANCED DEATH BENEFIT RIDERS                                 B-1
APPENDIX C-- OPTIONAL ENHANCED EARNINGS RIDER                                       C-1
APPENDIX D-- PERFORMANCE INFORMATION                                                D-1
APPENDIX E-- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT                      E-1
APPENDIX F-- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT
   WITHDRAWALS                                                                      G-1

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY                                               2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY                3
SERVICES                                                                      4
UNDERWRITERS                                                                  4
ANNUITY BENEFIT PAYMENTS                                                      5
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM                   6
PERFORMANCE INFORMATION                                                       6
FINANCIAL STATEMENTS                                                        F-1

                                  SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least 30 days after the issue date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to Allmerica Financial Life Insurance and Annuity Company for contracts issued in all jurisdictions except New York and exclusively to First Allmerica Financial Life Insurance Company for contracts issued in New York.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the issue date.

CUMULATIVE EARNINGS: the Accumulated Value reduced by total payments not previously withdrawn.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals that exceed the Withdrawal Without Surrender Charge amount.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding Underlying Fund.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge, and Market Value Adjustment.

UNDERLYING FUND (OR FUNDS): an investment portfolio of Allmerica Investment Trust ("AIT"), a corresponding fund of AIM Variable Insurance Funds ("AIM"), a corresponding portfolio of Alliance Variable Products Series Fund, Inc. ("Alliance"), a corresponding portfolio of Fidelity Variable Insurance Products Fund ("Fidelity VIP"), a corresponding portfolio of Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), a corresponding portfolio of Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), a corresponding fund of Franklin Templeton Variable Insurance Products Trust ("FT VIP"), a corresponding series of MFS Variable Insurance Trust (the "MFS Trust"), or a corresponding fund of Oppenheimer Variable Account Funds ("Oppenheimer").

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Fund's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Allmerica Select Separate Account, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Underlying Funds. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "PREMIUM TAXES" under CHARGES AND DEDUCTIONS.


                                                                                 COMPLETE YEARS
                                                                                  FROM DATE OF
(1) CONTRACT CHARGES:                                                                PAYMENT            CHARGE
---------------------                                                                -------            ------
SURRENDER CHARGE:*                                                                 Less than 1           7.0%
   During the accumulation phase, this charge may be assessed upon surrender       Less than 2           6.0%
   or withdrawals.  The charge is a percentage of payments withdrawn (in           Less than 3           4.0%
   excess of any amount that is free of surrender charge) within the
   indicated time period.                                                          Thereafter             0


*From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and Additional Amounts Credited" under "SURRENDER CHARGE" in the CHARGES AND DEDUCTIONS section.

TRANSFER CHARGE:                                                            None
     The Company currently does not charge for processing transfers and guarantees that the first 12 transfers in a Contract year will not be subject to a transfer charge. For each subsequent transfer, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the Company for the costs of processing the transfer.

ANNUAL CONTRACT FEE:                                                        $35*
     During the accumulation phase, the fee is deducted annually and upon surrender when the Accumulated Value is less than $75,000. The fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan.

* The fee may be lower in some jurisdictions. See Contract Specifications for specific charge.

OPTIONAL RIDER CHARGES:*
   Under the following riders and during the accumulation phase of the contract, 1/12th of the annual charge is deducted pro rata on a monthly basis at the end of each Contract month. The charge for these Riders on an annual basis as a percentage of Accumulated Value is:


15% Breakthrough EDB Rider (Form 3316-02)**                                              0.25%
10% Breakthrough EDB Rider (Form 3315-02)**                                              0.30%
Annual Step-Up With 5% Yield EDB Rider (Form 3312-02**- In Texas Form 3311-02**)         0.35%
15% Breakthrough with 5% Yield EDB Rider (Form 3318-02)**                                0.35%
10% Breakthrough with 5% Yield EDB Rider (Form 3317-02)**                                0.40%
Annual Step-Up with 7% Yield EDB Rider (Form 3314-02)**                                  0.50%

Enhanced Earnings Rider (EER)                                                            0.25%


*Optional riders available in New York are listed under "(2) Annual Variable Sub-Account Expenses" under "SUMMARY OF FEES AND EXPENSES," below.
**Total rider charges will be reduced by 0.05% if both the Enhanced Earnings Rider and this Enhanced Death Benefit Rider are in effect simultaneously.

WITHDRAWAL ADJUSTMENT CHARGE AFTER THE ANNUITY DATE:
     During the annuity payout phase, you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments. For withdrawals taken within 3 years of the Issue Date, the Assumed Investment Return ("AIR") you have chosen (in the case of a variable annuity payout option) or the interest rate (in the case of a fixed annuity payout option) used to determine the Present Value is increased by a Withdrawal Adjustment Charge in the following manner:

ADJUSTMENT TO AIR OR INTEREST RATE:
-----------------------------------
     If 15 or more years of annuity payments are being valued, the increase is       1.00%*
     If 10-14 years of annuity payments are being valued, the increase is            1.50%*
     If less than 10 years of annuity payments are being valued, the increase is     2.00%*

* The Withdrawal Adjustment Charge may be lower or may not apply in some jurisdictions. See Contract for the specific charge.


The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "VARIABLE ANNUITY BENEFIT PAYMENTS" and "WITHDRAWALS AFTER THE ANNUITY DATE" under ANNUITIZATION--THE PAYOUT PHASE for additional information.

(2) ANNUAL VARIABLE SUB-ACCOUNT EXPENSES:
-----------------------------------------
   (on an annual basis as a percentage of average daily net assets)
   Mortality and Expense Risk Charge:                                                     1.60%
   Administrative Expense Charge:                                                         0.15%
   Optional Annual Step-Up EDB Rider (in New York)(Form 3312-02.NY)                       0.25%*
   Optional 15% Breakthrough EDB Rider (in New York) (Form 3316-02.NY)                    0.25%*

   TOTAL ANNUAL EXPENSES (IN ALL JURISDICTIONS EXCLUDING NEW YORK):                       1.75%
   TOTAL ANNUAL EXPENSES WITHOUT OPTIONAL RIDER (IN NEW YORK):                            1.75%
   TOTAL ANNUAL EXPENSES WITH OPTIONAL RIDER (IN NEW YORK):                               2.00%


*The Optional Rider charge applies only during the Accumulation Phase of the Contract.

(3) ANNUAL UNDERLYING FUND EXPENSES: Total expenses of the Underlying Funds are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds as a percentage of average net assets for the year ended December 31, 2001, as adjusted for any material changes. THE UNDERLYING FUND INFORMATION ABOVE WAS PROVIDED BY THE UNDERLYING FUNDS AND WAS NOT INDEPENDENTLY VERIFIED BY THE COMPANY.

                                                                 MANAGEMENT                                  TOTAL FUND
                                                                 FEE (AFTER     FEES     OTHER EXPENSES       EXPENSES
                                                                    ANY         UNDER     (AFTER ANY         (AFTER ANY
                                                                 VOLUNTARY     12b-1     WAIVERS/REIM-     WAIVERS/REIM-
  UNDERLYING FUND                                                 WAIVERS)     PLANS*     BURSEMENTS)       BURSEMENTS)
                                                                 ----------    ------    --------------    ------------
AIT Core Equity Fund (Service Shares)                              0.55%       0.15%        0.06%           0.76%(1)(2)
AIT Equity Index Fund (Service Shares)                             0.28%       0.15%        0.06%           0.49%(1)(2)
AIT Government Bond Fund (Service Shares)                          0.50%       0.15%        0.08%           0.73%(1)
AIT Money Market Fund (Service Shares)                             0.31%       0.15%        0.05%           0.51%(1)
AIT Select Aggressive Growth Fund (Service Shares)                 0.83%       0.15%        0.07%           1.05%(1)(2)
AIT Select Capital Appreciation Fund Service Shares)               0.88%       0.15%        0.06%           1.09%(1)(2)
AIT Select Emerging Markets Fund (Service Shares)                  1.35%       0.15%        0.34%           1.84%(1)(2)
AIT Select Growth Fund (Service Shares)                            0.79%       0.15%        0.06%           1.00%(1)(2)
AIT Select Growth and Income Fund (Service Shares)                 0.68%       0.15%        0.05%           0.88%(1)(2)
AIT Select International Equity Fund (Service Shares)              0.89%       0.15%        0.12%           1.16%(1)(2)
AIT Select Investment Grade Income Fund (Service Shares)           0.41%       0.15%        0.06%           0.62%(1)
AIT Select Strategic Growth Fund (Service Shares)                  0.85%       0.15%        0.29%           1.29%(1)
AIT Select Strategic Income Fund (Service Shares)                  0.58%       0.15%        0.39%           1.12%(1)
AIT Select Value Opportunity Fund (Service Shares)                 0.87%       0.15%        0.05%           1.07%(1)(2)
AIM V.I. Aggressive Growth Fund(Series II Shares)                  0.80%       0.15%        0.41%           1.36%(3)(4)
AIM V.I. Basic Value Fund (Series II Shares)                       0.73%       0.15%        0.57%           1.45%(3)(4)
AIM V.I. Blue Chip Fund(Series II Shares)                          0.75%       0.15%        0.51%           1.41%(3) (4)
AIM V.I. Capital Development Growth Fund (Series II Shares)        0.75%       0.25%        0.41%           1.41%(3)(4)
AIM V.I. Premier Equity Fund(Series II Shares)                     0.60%       0.15%        0.25%           1.00%(3) (4)
AllianceBernstein Small Cap Value Portfolio (Class B)              0.25%       0.25%        0.95%           1.45%(5)
AllianceBernstein Value Portfolio (Class B)                        0.25%       0.25%        0.95%           1.45%(5)
Alliance Growth and Income Portfolio (Class B)                     0.63%       0.25%        0.04%           0.92%
Alliance Premier Growth Portfolio (Class B)                        1.00%       0.25%        0.04%           1.29%
Alliance Technology Portfolio (Class B)                            1.00%       0.25%        0.08%           1.33%
Fidelity VIP Equity-Income Portfolio                               0.48%       0.25%        0.11%           0.84%(6)
Fidelity VIP Growth Portfolio (Service Class 2)                    0.58%       0.25%        0.10%           0.93%(6)
Fidelity VIP II Contrafund(R)Portfolio (Service Class 2)           0.58%       0.25%        0.11%           0.94%(6)
Fidelity VIP III Mid Cap Portfolio (Service Class 2)               0.58%       0.25%        0.11%           0.94%(6)
Fidelity VIP III Value Strategies Portfolio (Service Class 2)      0.58%       0.25%        0.26%           1.09%(7)
FT VIP Franklin Large Cap Growth Securities Fund (Class 2)         0.75%       0.25%        0.03%           1.03%(8)(9)
FT VIP Franklin Small Cap Fund (Class 2)                           0.53%       0.25%        0.31%           1.09%(8)(10)
FT VIP Franklin Small Cap Value Securities Fund (Class 2)          0.60%       0.25%        0.20%           1.05%(8)(10)
FT VIP Mutual Shares Securities Fund (Class 2)                     0.60%       0.25%        0.19%           1.04%(8)
FT VIP Templeton Foreign Securities Fund (Class 2)                 0.69%       0.25%        0.22%           1.16%(8)(10)
MFS(R)Mid Cap Growth Series (Service Class)                        0.75%       0.25%        0.15%           1.15%(11)(12)
MFS(R)New Discovery Series (Service Class)                         0.90%       0.25%        0.16%           1.31%(11)(12)
MFS(R)Total Return Series (Service Class)                          0.75%       0.25%        0.14%           1.14%(11)
MFS(R)Utilities Series (Service Class)                             0.75%       0.25%        0.18%           1.18%(11)
Oppenheimer Capital Appreciation Fund/VA (Service Shares)          0.64%       0.25%        0.02%           0.91%(13)
Oppenheimer Global Securities Fund/VA (Service Shares)             0.64%       0.25%        0.06%           0.95%(13)
Oppenheimer High Income Fund/VA (Service Shares)                   0.74%       0.25%        0.07%           1.06%(13)
Oppenheimer Main Street Growth & Income Fund/VA (Service Shares)   0.68%       0.25%        0.05%           0.98%(13)

                                                                 MANAGEMENT                                  TOTAL FUND
                                                                 FEE (AFTER     FEES     OTHER EXPENSES       EXPENSES
                                                                    ANY         UNDER     (AFTER ANY         (AFTER ANY
                                                                 VOLUNTARY     12b-1     WAIVERS/REIM-     WAIVERS/REIM-
  UNDERLYING FUND                                                 WAIVERS)     PLANS*     BURSEMENTS)       BURSEMENTS)
                                                                 ----------    ------    --------------    -------------
Oppenheimer Multiple Strategies Fund/VA (Service Shares)           0.72%       0.25%        0.04%           1.01%(13)(14)


* These expenses are fees paid by the Underlying Funds under 12b-1 plans. In addition to receiving all or part of the fees listed in the table, the Company may also receive service fees from the investment advisers or other service providers of certain Underlying Funds for providing various services to Contract owners. Currently the Company receives services fees ranging from 0.10% to 0.25% of the aggregate net asset value of assets held in the Separate Account with respect to such Underlying Funds.

(1) Each Fund has adopted a Plan of Distribution and Service under Rule 12b-1 of the 1940 Act ("12b-1 Plan") that permits the Funds to pay marketing and other fees to support the sale and distribution of the Fund's shares and certain services to investment accounts. The 12b-1 Plan authorizes payment of a distribution and service fee at an annual rate of up to 0.25% of a Fund's average daily net assets. The 12b-1 Plan has been implemented at an initial rate of 0.15 percent of average daily net assets.

     Through December 31, 2002, Allmerica Financial Investment Management Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for AIT Select International Equity Fund, 1.35% for AIT Select Aggressive Growth Fund and AIT Select Capital Appreciation Fund,1.25% for AIT Select Value Opportunity Fund, 1.20% for AIT Select Growth Fund, AIT Select Strategic Growth Fund, and AIT Core Equity Fund, 1.10% for AIT Select Growth and Income Fund, 1.00% for AIT Select Strategic Income Fund, AIT Select Investment Grade Income Fund, and AIT Government Bond Fund, and 0.60% for AIT Equity Index Fund and AIT Money Market Fund. The Total Operating Expenses of the funds were less than their respective expense limitations throughout 2001.

     In addition, through December 31, 2002, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the AIT Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor.

     Through December 31, 2002, the AIT Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to1.25% of average daily net assets.

     The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. The limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby brokers rebate a portion of commissions. These amounts have not been treated as reductions of expenses. Including these reductions, total annual fund operating expenses were 0.73% for AIT Core Equity Fund, 0.47% for AIT Equity Index Fund, 1.02% for AIT Select Aggressive Growth Fund, 1.08% for AIT Select Capital Appreciation Fund, 1.74% for AIT Select Emerging Markets Fund, 0.93% for AIT Select Growth Fund, 0.87% for AIT Select Growth and Income Fund, 1.14% for AIT Select International Equity Fund, and 1.02% for AIT Select Value Opportunity Fund.

(3) Except as otherwise noted, figures shown in the table are for the year ended December 31, 2001 and are expressed as a percentage of Fund average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

(4) The Fund's advisor has contractually agreed to waive advisory fees or reimburse expenses of Series I and Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding Rule 12b-1 Plan fees, if any, interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to 1.30%. Further the Fund's distributor has agreed to reimburse Rule 12b-1 Distribution Plan fees to the extent necessary to limit Series II Total Annual Fund Operating Expenses to 1.45%.

     Total Annual Fund Operating Expenses before waivers and reimbursements for AIM V.I. Basic Value Fund Series II was 1.55%.

(5) As of May 1, 2002, the investment Advisor of AllianceBernstein Small Cap Value Portfolio and AllianceBernstein Value Portfolio agreed to waive its fee and to reimburse the additional operating expenses to the extent necessary to limit Total Operating Expenses on an annual basis to 1.45% of the average daily net assets. Absent any waiver or reimbursement the Total Operating Expenses would have been 3.17% for AllianceBernstein Small Cap Value Portfolio and 2.47% for AllianceBernstein Value Portfolio.

(6) Actual annual service class 2 operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of these expense reductions total operating expenses were: 0.83% for Fidelity VIP Equity-Income Portfolio, 0.90% for Fidelity VIP Growth Portfolio, 0.90% for Fidelity VIP II Contrafund(R) Portfolio, and 0.88% for Fidelity VIP III Mid Cap Portfolio.

(7) The portfolio commenced operations on February 20, 2002. Management Fee and Other Expenses are estimated.

     Effective February 20, 2002, Fidelity Management & Research Company ("FMR") has voluntarily agreed to reimburse the Service Class 2 to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.25%. This arrangement may be discontinued by FMR at any time.

(8) The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus.

(9)  The Fund administration fee is paid indirectly through the management fee.

(10) For FT VIP Franklin Small Cap Fund, FT VIP Franklin Small Cap Value Securities Fund, FT VIP Templeton Foreign Securities Fund, the managers had agreed in advance to make estimated reductions of 0.08%, 0.03% and 0.01%, respectively, of their fees to reflect reduced services resulting from the Funds' investments in a Franklin Templeton money fund. These reductions are required by the Funds' Board of Trustees and an order by the Securities and Exchange Commission. Including these reductions, the Total Annual Fund Operating Expenses are estimated to be 1.01%, 1.02% and 1.15%, respectively.

(11) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (These fees are referred to as distribution fees).

     MFS(R) Mid Cap Growth Series, MFS(R) New Discovery Series, MFS(R) Total Return Series and MFS(R) Utilities Series have an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expense of the series. Had these fee reductions been taken into account, "Total Expenses" would be lower for these series and would equal: 1.15% for MFS(R) Mid Cap Growth Series, 1.30% for MFS(R) New Discovery Series, 1.13% for MFS(R) Total Return Series, and 1.17% for MFS(R) Utilities Series.

(12) MFS has contractually agreed, subject to reimbursement, to bear the MFS(R) Mid Cap Growth Series and MFS(R) New Discovery Series expenses such that "Other Expenses (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series. Absent this reimbursement "Total Expenses" would have been higher and would equal:
     1.34% for MFS(R) New Discovery Series and 1.20% for MFS(R) Mid Cap Growth Series.

(13) Effective May 1, 2002, 12b-1 fees are 0.25%.

(14) The Fund is expected to launch on or about May 1, 2002. Expenses are estimated.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay during the accumulation phase at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. The examples also assume the Underlying Fund expenses, including any waivers/reimbursements, listed above remain the same in each of the 1, 3, 5, and 10-year intervals. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1)(a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders:


WITH SURRENDER CHARGE                              1 YEAR         3 YEARS        5 YEARS       10 YEARS
---------------------                              ------         -------        -------       --------
AIT Core Equity Fund                                 $91           $118           $136           $289
AIT Equity Index Fund                                $88           $111           $122           $262
AIT Government Bond Fund                             $90           $118           $134           $286
AIT Money Market Fund                                $88           $111           $123           $264
AIT Select Aggressive Growth Fund                    $93           $127           $150           $317
AIT Select Capital Appreciation Fund                 $94           $128           $152           $320
AIT Select Emerging Markets Fund                    $101           $149           $188           $389
AIT Select Growth Fund                               $93           $125           $147           $312
AIT Select Growth and Income Fund                    $92           $122           $141           $300
AIT Select International Equity Fund                 $94           $130           $155           $327
AIT Select Investment Grade Income Fund              $89           $114           $129           $275
AIT Select Strategic Growth Fund                     $95           $133           $162           $339
AIT Select Strategic Income Fund                     $94           $129           $153           $323
AIT Select Value Opportunity Fund                    $93           $127           $151           $319
AIM V.I. Aggressive Growth Fund                      $96           $135           $165           $346
AIM V.I. Basic Value Fund                            $97           $138           $169           $354
AIM V.I. Blue Chip Fund                              $97           $137           $167           $350
AIM V.I. Capital Development Growth Fund             $97           $137           $167           $350
AIM V.I. Premier Equity Fund                         $93           $125           $147           $312
AllianceBernstein Small Cap Value Portfolio          $97           $138           $169           $354
AllianceBernstein Value Portfolio                    $97           $138           $169           $354
Alliance Growth and Income Portfolio                 $92           $123           $143           $304
Alliance Premier Growth Portfolio                    $95           $133           $162           $339
Alliance Technology Portfolio                        $96           $135           $163           $343
Fidelity VIP Equity-Income Portfolio                 $91           $121           $140           $296
Fidelity VIP Growth Portfolio                        $92           $123           $144           $305
Fidelity VIP II Contrafund(R)Portfolio               $92           $124           $144           $306
Fidelity VIP III Mid Cap Portfolio                   $92           $124           $144           $306
Fidelity VIP III Value Strategies Portfolio          $94           $128           $152           $320
FT VIP Franklin Large Cap Growth Securities Fund     $93           $126           $149           $315
FT VIP Franklin Small Cap Fund                       $94           $128           $152           $320
FT VIP Franklin Small Cap Value Securities Fund      $93           $127           $150           $317
FT VIP Mutual Shares Securities Fund                 $93           $126           $149           $316
FT VIP Templeton Foreign Securities Fund             $94           $130           $155           $327

WITH SURRENDER CHARGE                              1 YEAR         3 YEARS        5 YEARS       10 YEARS
---------------------                              ------         -------        -------       --------
MFS(R) Mid Cap Growth Series                         $94           $129           $155           $326
MFS(R) New Discovery Series                          $96           $134           $163           $341
MFS(R) Total Return Series                           $94           $129           $154           $325
MFS(R) Utilities Series                              $94           $130           $156           $329
Oppenheimer Capital Appreciation Fund/VA             $92           $123           $143           $303
Oppenheimer Global Securities Fund/VA                $92           $124           $145           $307
Oppenheimer High Income Fund/VA                      $93           $127           $150           $318
Oppenheimer Main Street Growth & Income Fund/VA      $93           $125           $146           $310
Oppenheimer Multiple Strategies Fund/VA              $93           $126           $148           $313



(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Annual Step-Up with 7% Yield EDB Rider (Form 3314-02 with a charge of 0.50% annually) and the Enhanced Earnings Rider (charge of 0.25% annually). The discount is applicable. It reduces total Rider charges by .05% when both the EER and this EDB Rider are in effect (in this example, therefore, total rider charges will equal 0.70%):



WITH SURRENDER CHARGE                                         1 YEAR         3 YEARS        5 YEARS       10 YEARS
---------------------                                         ------         -------        -------       --------
AIT Core Equity Fund                                            $97           $138           $170           $355
AIT Equity Index Fund                                           $95           $131           $157           $330
AIT Government Bond Fund                                        $97           $137           $168           $352
AIT Money Market Fund                                           $95           $131           $158           $332
AIT Select Aggressive Growth Fund                              $100           $146           $184           $381
AIT Select Capital Appreciation Fund                           $100           $147           $185           $384
AIT Select Emerging Markets Fund                               $107           $168           $220           $448
AIT Select Growth Fund                                          $99           $145           $181           $377
AIT Select Growth and Income Fund                               $98           $142           $176           $366
AIT Select International Equity Fund                           $101           $149           $189           $391
AIT Select Investment Grade Income Fund                         $96           $134           $163           $342
AIT Select Strategic Growth Fund                               $102           $153           $195           $402
AIT Select Strategic Income Fund                               $100           $148           $187           $387
AIT Select Value Opportunity Fund                              $100           $147           $185           $383
AIM V.I. Aggressive Growth Fund                                $103           $155           $198           $408
AIM V.I. Basic Value Fund                                      $103           $157           $202           $416
AIM V.I. Blue Chip Fund                                        $103           $156           $200           $412
AIM V.I. Capital Development Growth Fund                       $103           $156           $200           $412
AIM V.I. Premier Equity Fund                                    $99           $145           $181           $377
AllianceBernstein Small Cap Value Portfolio                    $103           $157           $202           $416
AllianceBernstein Value Portfolio                              $103           $157           $202           $416
Alliance Growth and Income Portfolio                            $98           $143           $177           $369
Alliance Premier Growth Portfolio                              $102           $153           $195           $402
Alliance Technology Portfolio                                  $102           $154           $197           $405
Fidelity VIP Equity-Income Portfolio                            $98           $140           $174           $362
Fidelity VIP Growth Portfolio                                   $99           $143           $178           $370
Fidelity VIP II Contrafund(R)Portfolio                          $99           $143           $178           $371
Fidelity VIP III Mid Cap Portfolio                              $99           $143           $178           $371
Fidelity VIP III Value Strategies Portfolio                    $100           $147           $185           $384
FT VIP Franklin Large Cap Growth Securities Fund                $99           $146           $183           $379
FT VIP Franklin Small Cap Fund                                 $100           $147           $185           $384
FT VIP Franklin Small Cap Value Securities Fund                $100           $146           $184           $381
FT VIP Mutual Shares Securities Fund                           $100           $146           $183           $380
FT VIP Templeton Foreign Securities Fund                       $101           $149           $189           $391
MFS(R) Mid Cap Growth Series                                   $101           $149           $188           $390

WITH SURRENDER CHARGE                                         1 YEAR         3 YEARS        5 YEARS       10 YEARS
---------------------                                         ------         -------        -------       --------
MFS(R) New Discovery Series                                    $102           $154           $196           $404
MFS(R) Total Return Series                                     $101           $149           $188           $389
MFS(R) Utilities Series                                        $101           $150           $190           $392
Oppenheimer Capital Appreciation Fund/VA                        $98           $142           $177           $368
Oppenheimer Global Securities Fund/VA                           $99           $144           $179           $372
Oppenheimer High Income Fund/VA                                $100           $147           $184           $382
Oppenheimer Main Street Growth & Income Fund/VA                 $99           $144           $180           $375
Oppenheimer Multiple Strategies Fund/VA                         $99           $145           $182           $377



(2)(a) If, at the end of the applicable time period you either (1) annuitize* your Contract or (2) do not surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders:




WITHOUT SURRENDER CHARGE                                      1 YEAR         3 YEARS        5 YEARS       10 YEARS
------------------------                                      ------         -------        -------       --------
AIT Core Equity Fund                                            $26            $79           $136           $289
AIT Equity Index Fund                                           $23            $71           $122           $262
AIT Government Bond Fund                                        $26            $78           $134           $286
AIT Money Market Fund                                           $23            $72           $123           $264
AIT Select Aggressive Growth Fund                               $29            $88           $150           $317
AIT Select Capital Appreciation Fund                            $29            $89           $152           $320
AIT Select Emerging Markets Fund                                $37           $111           $188           $389
AIT Select Growth Fund                                          $28            $87           $147           $312
AIT Select Growth and Income Fund                               $27            $83           $141           $300
AIT Select International Equity Fund                            $30            $91           $155           $327
AIT Select Investment Grade Income Fund                         $24            $75           $129           $275
AIT Select Strategic Growth Fund                                $31            $95           $162           $339
AIT Select Strategic Income Fund                                $29            $90           $153           $323
AIT Select Value Opportunity Fund                               $29            $89           $151           $319
AIM V.I. Aggressive Growth Fund                                 $32            $97           $165           $346
AIM V.I. Basic Value Fund                                       $33           $100           $169           $354
AIM V.I. Blue Chip Fund                                         $32            $99           $167           $350
AIM V.I. Capital Development Growth Fund                        $32            $99           $167           $350
AIM V.I. Premier Equity Fund                                    $28            $87           $147           $312
AllianceBernstein Small Cap Value Portfolio                     $33           $100           $169           $354
AllianceBernstein Value Portfolio                               $33           $100           $169           $354
Alliance Growth and Income Portfolio                            $27            $84           $143           $304
Alliance Premier Growth Portfolio                               $31            $95           $162           $339
Alliance Technology Portfolio                                   $31            $96           $163           $343
Fidelity VIP Equity-Income Portfolio                            $27            $82           $140           $296
Fidelity VIP Growth Portfolio                                   $28            $84           $144           $305
Fidelity VIP II Contrafund(R) Portfolio                         $28            $85           $144           $306
Fidelity VIP III Mid Cap Portfolio                              $28            $85           $144           $306
Fidelity VIP III Value Strategies Portfolio                     $29            $89           $152           $320
FT VIP Franklin Large Cap Growth Securities Fund                $29            $87           $149           $315
FT VIP Franklin Small Cap Fund                                  $29            $89           $152           $320
FT VIP Franklin Small Cap Value Securities Fund                 $29            $88           $150           $317
FT VIP Mutual Shares Securities Fund                            $29            $88           $149           $316
FT VIP Templeton Foreign Securities Fund                        $30            $91           $155           $327
MFS(R) Mid Cap Growth Series                                    $30            $91           $155           $326
MFS(R) New Discovery Series                                     $31            $96           $163           $341
MFS(R) Total Return Series                                      $30            $91           $154           $325
MFS(R) Utilities Series                                         $30            $92           $156           $329

WITHOUT SURRENDER CHARGE                                      1 YEAR         3 YEARS        5 YEARS       10 YEARS
------------------------                                      ------         -------        -------       --------
Oppenheimer Capital Appreciation Fund/VA                        $27            $84           $143           $303
Oppenheimer Global Securities Fund/VA                           $28            $85           $145           $307
Oppenheimer High Income Fund/VA                                 $29            $88           $150           $318
Oppenheimer Main Street Growth & Income Fund/VA                 $28            $86           $146           $310
Oppenheimer Multiple Strategies Fund/VA                         $28            $87           $148           $313



*The Contract fee is not deducted during the Payout Phase. No surrender charges are deducted at annuitization under any of the available annuity payout options.

(2)(b) If, at the end of the applicable time period you either (1) annuitize** your Contract or (2) do not surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming an annual 5% return on assets and election at issue of the Annual Step-Up with 7% Yield EDB Rider (Form 3314-02 with a charge of 0.50% annually) and the Enhanced Earnings Rider (charge of 0.25% annually). The discount is applicable. It reduces total Rider charges by .05% when both the EER and an EDB Rider are in effect (in this example, therefore, total rider charges will equal 0.70%):



WITHOUT SURRENDER CHARGE                                      1 YEAR         3 YEARS        5 YEARS       10 YEARS
------------------------                                      ------         -------        -------       --------
AIT Core Equity Fund                                            $33           $100           $170           $355
AIT Equity Index Fund                                           $30            $92           $157           $330
AIT Government Bond Fund                                        $32            $99           $168           $352
AIT Money Market Fund                                           $30            $93           $158           $332
AIT Select Aggressive Growth Fund                               $36           $109           $184           $381
AIT Select Capital Appreciation Fund                            $36           $110           $185           $384
AIT Select Emerging Markets Fund                                $43           $131           $220           $448
AIT Select Growth Fund                                          $35           $107           $181           $377
AIT Select Growth and Income Fund                               $34           $104           $176           $366
AIT Select International Equity Fund                            $37           $112           $189           $391
AIT Select Investment Grade Income Fund                         $31            $96           $163           $342
AIT Select Strategic Growth Fund                                $38           $115           $195           $402
AIT Select Strategic Income Fund                                $36           $111           $187           $387
AIT Select Value Opportunity Fund                               $36           $109           $185           $383
AIM V.I. Aggressive Growth Fund                                 $39           $118           $198           $408
AIM V.I. Basic Value Fund                                       $40           $120           $202           $416
AIM V.I. Blue Chip Fund                                         $39           $119           $200           $412
AIM V.I. Capital Development Growth Fund                        $39           $119           $200           $412
AIM V.I. Premier Equity Fund                                    $35           $107           $181           $377
AllianceBernstein Small Cap Value Portfolio                     $40           $120           $202           $416
AllianceBernstein Value Portfolio                               $40           $120           $202           $416
Alliance Growth and Income Portfolio                            $34           $105           $177           $369
Alliance Premier Growth Portfolio                               $38           $115           $195           $402
Alliance Technology Portfolio                                   $38           $117           $197           $405
Fidelity VIP Equity-Income Portfolio                            $34           $102           $174           $362
Fidelity VIP Growth Portfolio                                   $34           $105           $178           $370
Fidelity VIP II Contrafund(R) Portfolio                         $35           $105           $178           $371
Fidelity VIP III Mid Cap Portfolio                              $35           $105           $178           $371
Fidelity VIP III Value Strategies Portfolio                     $36           $110           $185           $384
FT VIP Franklin Large Cap Growth Securities Fund                $35           $108           $183           $379
FT VIP Franklin Small Cap Fund                                  $36           $110           $185           $384
FT VIP Franklin Small Cap Value Securities Fund                 $36           $109           $184           $381
FT VIP Mutual Shares Securities Fund                            $36           $108           $183           $380
FT VIP Templeton Foreign Securities Fund                        $37           $112           $189           $391
MFS(R) Mid Cap Growth Series                                    $37           $111           $188           $390

WITHOUT SURRENDER CHARGE                                      1 YEAR         3 YEARS        5 YEARS       10 YEARS
------------------------                                      ------         -------        -------       --------
MFS(R) New Discovery Series                                     $38           $116           $196           $404
MFS(R) Total Return Series                                      $37           $111           $188           $389
MFS(R) Utilities Series                                         $37           $112           $190           $392
Oppenheimer Capital Appreciation Fund/VA                        $34           $104           $177           $368
Oppenheimer Global Securities Fund/VA                           $35           $106           $179           $372
Oppenheimer High Income Fund/VA                                 $36           $109           $184           $382
Oppenheimer Main Street Growth & Income Fund/VA                 $35           $107           $180           $375
Oppenheimer Multiple Strategies Fund/VA                         $35           $107           $182           $377



**The Contract fee is not deducted during the Payout Phase. No surrender charges are deducted at annuitization under any of the available annuity payout options.

                          SUMMARY OF CONTRACT FEATURES



WHAT IS THE ALLMERICA OPTIM-L VARIABLE ANNUITY?

The Allmerica Optim-L variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased prior to the 86th birthday of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:


     -    a customized investment portfolio;

     -    experienced professional investment advisers;

     -    tax deferral on earnings;

     -    guarantees that can protect your family;

     -    withdrawals during the accumulation and annuitization phases; and

     -    income that you can receive for life.


WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Funds"), to the Guarantee Period Accounts, and to the Fixed Account (collectively "the investment options.") You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?


If you or a Joint Owner die before the Annuity Date and you did not elect an Enhanced Death Benefit Rider at issue, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) For a discussion of the available Enhanced Death Benefit Riders, see APPENDIX B - OPTIONAL ENHANCED DEATH BENEFIT RIDERS. In addition, if you elected the optional Enhanced Earnings Rider at issue, additional amounts may be payable to your beneficiary. For a detailed discussion of the benefits under the Enhanced Earnings Rider, see APPENDIX C - OPTIONAL ENHANCED EARNINGS RIDER.


WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

     -    the annuity payout option;


     - the date annuity benefit payments begin but no earlier than 30 days after the Issue Date; and

     - whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.


Depending on the annuity payout option selected, you may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).* If a "Life With Cash Back" annuity payout option is selected, withdrawals are not allowed. Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year.** Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "WITHDRAWALS AFTER THE ANNUITY DATE" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

*In New York, if a Life annuity payout option is selected, withdrawals are not allowed.


**In New York, under a Life with Period Certain annuity payout option, the Owner may make only one Present Value Withdrawal each calendar year.


WHO ARE THE KEY PERSONS UNDER THE CONTRACT?


The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in all jurisdictions except New York) or First Allmerica Financial Life Insurance Company (for contracts issued in New York). Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:


     -    make payments

     -    choose investment allocations

     -    choose annuity payout options

     - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

     -    select the Annuitant and beneficiary.


The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?


During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $2,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $10,000 minimum ($2,000 for IRA's) for your initial payment and a $50 minimum for any additional payments. A lower initial payment may be permitted where monthly payments are being forwarded directly from a financial institution. A minimum of $1,000 is always required to establish a Guarantee Period Account.


WHAT ARE MY INVESTMENT CHOICES?

You may choose among Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account.

VARIABLE ACCOUNT. The following are the Sub-Advisers of the AIT Funds and the investment managers of the other Underlying Funds:



          UNDERLYING FUND                                         SUB-ADVISERS/FUND MANAGERS
          ---------------                                         --------------------------
AIT Core Equity Fund                                       UBS Global Asset Management (Americas), Inc.
                                                           Goldman Sachs Asset Management
AIT Equity Index Fund                                      Allmerica Asset Management, Inc.
AIT Government Bond Fund                                   Allmerica Asset Management, Inc.
AIT Money Market Fund                                      Allmerica Asset Management, Inc.
AIT Select Aggressive Growth Fund                          Massachusetts Financial Services Company
                                                           Jennison Associates LLC
AIT Select Capital Appreciation Fund                       T. Rowe Price Associates, Inc.
AIT Select Emerging Markets Fund.                          Schroder Investment Management North America Inc.
AIT Select Growth Fund                                     Putnam Investment Management, LLC
AIT Select Growth and Income Fund                          J. P. Morgan Investment Management Inc.
AIT Select International Equity Fund                       Bank of Ireland Asset Management (U.S.) Limited
AIT Select Investment Grade Income Fund                    Allmerica Asset Management, Inc.
AIT Select Strategic Growth Fund                           TCW Investment Management Company
AIT Select Strategic Income Fund                           Western Asset Management Company
AIT Select Value Opportunity Fund                          Cramer Rosenthal McGlynn, LLC
AIM V.I. Aggressive Growth Fund                            A I M Advisors, Inc.
AIM V.I. Basic Value Fund                                  A I M Advisors, Inc.
AIM V.I. Blue Chip Fund                                    A I M Advisors, Inc.
AIM V.I. Capital Development Growth Fund                   A I M Advisors, Inc.
AIM V.I. Premier Equity Fund                               A I M Advisors, Inc.
AllianceBernstein Small Cap Value Portfolio                Alliance Capital Management L.P.
AllianceBernstein Value Portfolio                          Alliance Capital Management L.P.
Alliance Growth and Income Portfolio                       Alliance Capital Management L.P.
Alliance Premier Growth Portfolio                          Alliance Capital Management L.P.
Alliance Technology Portfolio                              Alliance Capital Management L.P.
Fidelity VIP Equity-Income Portfolio                       Fidelity Management & Research Company
Fidelity VIP Growth Portfolio                              Fidelity Management & Research Company
Fidelity VIP II Contrafund(R) Portfolio                    Fidelity Management & Research Company
Fidelity VIP III Mid Cap Portfolio                         Fidelity Management & Research Company
Fidelity VIP III Value Strategies Portfolio                Fidelity Management & Research Company
FT VIP Franklin Large Cap Growth Securities Fund           Franklin Advisers, Inc.
FT VIP Franklin Small Cap Fund                             Franklin Advisers, Inc.
FT VIP Franklin Small Cap Value Securities Fund            Franklin Advisory Services, LLC
FT VIP Mutual Shares Securities Fund                       Franklin Mutual Advisers, LLC
FT VIP Templeton Foreign Securities Fund                   Templeton Investment Counsel, LLC
MFS(R) Mid Cap Growth Series                               Massachusetts Financial Services Company
MFS(R) New Discovery Series                                Massachusetts Financial Services Company
MFS(R) Total Return Series                                 Massachusetts Financial Services Company
MFS(R) Utilities Series                                    Massachusetts Financial Services Company
Oppenheimer Capital Appreciation Fund/VA                   OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA                      OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA                            OppenheimerFunds, Inc.

               UNDERLYING FUND                                 SUB-ADVISERS/FUND MANAGERS
               ---------------                                 --------------------------
Oppenheimer Main Street Growth & Income Fund/VA            OppenheimerFunds, Inc.
Oppenheimer Multiple Strategies Fund/VA                    OppenheimerFunds, Inc.


Each Underlying Fund operates pursuant to different investment objectives and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs. For a more detailed description of the Underlying Funds, see INVESTMENT OBJECTIVES AND POLICIES. For more information about the investment advisers, see DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT AND THE UNDERLYING INVESTMENT COMPANIES.


GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California, where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.


If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity payout option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see GUARANTEE PERIOD ACCOUNTS.

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

CAN I MAKE TRANSFERS AMONG THE INVESTMENT OPTIONS?


Yes. During the accumulation phase, you may transfer among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "TRANSFER PRIVILEGE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "TRANSFERS OF ANNUITY UNITS" under ANNUITIZATION -- THE PAYOUT PHASE.


The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.


If you authorize automatic periodic transfers under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program, the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request in the same or subsequent Contract year is without charge and does not reduce the remaining number of transfers which may be made free of charge.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2. Each calendar year you can withdraw without a surrender charge the Withdrawal Without Surrender Charge Amount. The maximum that can be withdrawn without a surrender charge in a calendar year is 10% of the Gross Payment Base. When the first withdrawal is taken, the Gross Payment Base is equal to total payments made to the Contract. When subsequent withdrawals are taken, the Gross Payment Base reduces. For a detailed discussion of how the Withdrawal Without Surrender Charge Amount is calculated, please see CHARGES AND DEDUCTIONS, "SURRENDER CHARGE."


In addition, WHERE PERMITTED BY LAW, the Company will waive surrender charges if, after the Contract is issued:

     -    you become disabled before you attain age 65; or

     - you are diagnosed with a fatal illness or are confined in a medical care facility for the later of 90 consecutive days or one year after the Issue Date.

Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than three years may be subject to a surrender charge. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, plus any fees or charges previously deducted. See "RIGHT TO CANCEL" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

     - You may assign your ownership to someone else, except under certain qualified plans.

     - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

     -    You may change your allocation of payments.

     - You may make transfers among the Sub-Accounts without any tax consequences.

     - You may cancel your Contract within ten days of delivery (or longer if required by state law).

                   DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                     AND THE UNDERLYING INVESTMENT COMPANIES

THE COMPANY. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 2001, Allmerica Financial had over $17.9 billion in assets and over $26.9 billion of life insurance in force. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company ("First Allmerica"), organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 2001, First Allmerica and its subsidiaries had over $24.3 billion in combined assets and over $38.1 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

ALLMERICA SELECT SEPARATE ACCOUNT. Each Company maintains a separate account called the Allmerica Select Separate Account (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of the Board of Directors of the Company on March 5, 1992 and the Variable Account of First Allmerica was authorized by vote of the Board of Directors of the Company on August 20, 1991. Each Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

The Variable Account is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains, or capital losses of the Company. Obligations under the Contracts are obligations of the Company. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. We also offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust ("the Trust") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. The Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various separate accounts established by the Company or other insurance companies. Fourteen investment portfolios ("Funds") of AIT are currently available under the Contract.

Allmerica Financial Investment Management Services, Inc. ("AFIMS") serves as investment manager of the Trust. Under the Management Agreement with the Trust, AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and Trustees in consultation with BARRA RogersCasey, Inc. ("BARRA RogersCasey"). Under each Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustee's instructions. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or the Trust.

AIM VARIABLE INSURANCE FUNDS. AIM Variable Insurance Funds ("AIM"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. The investment advisor for the AIM V.I. Aggressive Growth Fund, AIM V.I. Basic Value Fund, AIM V.I. Blue Chip Fund, AIM V.I. Capital Development Growth Fund, and the AIM V.I. Premier Equity Fund is A I M Advisors, Inc. ("AIM Advisors"). AIM Advisors was organized in 1976, and, together with its subsidiaries, manages or advises over 130 investment company portfolios encompassing a broad range of investment objectives.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. Alliance Variable Products Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company. Five of its separate investment portfolios are currently available under the Contract. Alliance Variable Products Series Fund's investment adviser is Alliance Capital Management, L.P. ("Alliance Capital"), a global investment manager providing diversified services to institutions and individuals through a broad line of investments including more than 100 mutual funds.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND. Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the
Contract: Fidelity VIP Equity-Income Portfolio and Fidelity VIP Growth
Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II. Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), managed by FMR (see discussion above), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988, and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the
Contract: the Fidelity VIP II Contrafund(R) Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III. Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), managed by FMR (see discussion above) is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the
Contract: Fidelity VIP III Mid Cap Portfolio and Fidelity VIP III Value Strategies Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST. Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the Funds' investment managers and their affiliates manage over $266.3 billion (as of December 31, 2001) in assets. In 1992, Franklin joined forces with Templeton, a pioneer in international investing. The Mutual Advisers organization became part of the Franklin Templeton organization four years later. The investment adviser to the FT VIP Franklin Large Cap Growth Securities Fund and FT VIP Franklin Small Cap Fund is Franklin Advisers, Inc. Franklin Advisory Services, LLC is the investment adviser to FT VIP Franklin Small Cap Value Securities Fund. Franklin Mutual Advisers, LLC is the investment adviser to the FT VIP Mutual Shares Securities Fund. Templeton Investment Counsel, LLC is the investment adviser to the FT VIP Templeton Foreign Securities Fund.

MFS(R) VARIABLE INSURANCE TRUST(SM). MFS(R) Variable Insurance Trust (the "MFS Trust") is a Massachusetts business trust organized on February 1, 1994. The investment adviser for the MFS(R) Mid Cap Growth Series,

MFS(R) New Discovery Series, MFS(R) Total Return Series, and MFS(R) Utilities Series is Massachusetts Financial Services Company ("MFS"), America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

OPPENHEIMER VARIABLE ACCOUNT FUNDS. Oppenheimer Variable Account Funds ("Oppenheimer") was organized as a Massachusetts business trust in 1984. The investment adviser for the Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, Oppenheimer High Income Fund/VA, Oppenheimer Main Street Growth & Income Fund/VA, Oppenheimer Multiple Strategies Fund/VA is OppenheimerFunds, Inc. ("OppenheimerFunds"). OppenheimerFunds has operated as an investment adviser since 1959. OppenheimerFunds is located at 498 Seventh Ave, 10th Floor, New York, NY 10018.


                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS, AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information ("SAI") of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved or that the value of the Contract will equal or exceed the aggregate amount of the purchase payments made under the Contract.

AIT CORE EQUITY FUND -- seeks to achieve long-term growth of capital through investments primarily in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. Realization of current investment income, if any, is incidental to this objective..

AIT EQUITY INDEX FUND -- seeks to achieve investment results that correspond to the aggregate price and yield performance of a representative selection of common stocks that are publicly traded in the United States. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

AIT GOVERNMENT BOND FUND -- seeks high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

AIT MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

AIT SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

AIT SELECT CAPITAL APPRECIATION FUND-- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective.

AIT SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets.

AIT SELECT GROWTH FUND -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

AIT SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

AIT SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

AIT SELECT INVESTMENT GRADE INCOME FUND -- seeks as high a level of total return, which includes capital appreciation as well as income, as is consistent with prudent investment management.

AIT SELECT STRATEGIC GROWTH FUND -- seeks long-term capital appreciation.

AIT SELECT STRATEGIC INCOME FUND -- seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing in various types of fixed income securities.

AIT SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

AIM V.I. AGGRESSIVE GROWTH FUND-- seeks to achieve long-term growth of capital.

AIM V.I. BASIC VALUE FUND-- seeks to provide long-term growth of capital.

AIM V.I. BLUE CHIP FUND -- seeks to provide long-term growth of capital with a secondary objective of current income.

AIM V.I. CAPITAL DEVELOPMENT GROWTH FUND-- seeks long-term growth of capital.

AIM V.I. PREMIER EQUITY FUND - seeks to achieve long-term growth of capital. This Fund formerly was known as the AIM V.I. Value Fund.

ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO - seeks long-term growth of capital.

ALLIANCEBERNSTEIN VALUE PORTFOLIO - seeks long-term growth of capital.

ALLIANCE GROWTH AND INCOME PORTFOLIO - seeks to provide current income and capital appreciation through investment in dividend-paying common stocks of quality companies.

ALLIANCE PREMIER GROWTH PORTFOLIO - seeks to achieve long-term growth of capital by investing principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

ALLIANCE TECHNOLOGY PORTFOLIO - emphasizes growth of capital and invests for capital appreciation, and only incidentally for current income. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements.

FIDELITY VIP EQUITY-INCOME PORTFOLIO - seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP GROWTH PORTFOLIO - seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

FIDELITY VIP II CONTRAFUND(R) PORTFOLIO -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III MID CAP PORTFOLIO - seeks long-term growth of capital. The Portfolio invests primarily in common stocks of domestic and foreign issuers with medium market capitalizations. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III VALUE STRATEGIES PORTFOLIO - seeks capital appreciation. Normally investing primarily in common stocks, in companies that it believes are under-valued in the market place in relation to factors such as assets, earnings, sales, or growth companies (stocks of these companies are often called "value" stocks).

FT VIP FRANKLIN LARGE CAP GROWTH SECURITIES FUND - seeks capital appreciation. Under normal market conditions, the Fund invests primarily in investments of large capitalization companies with market cap values within those of the top 50% of companies in the Russell 1000 Index, at the time of purchase.

FT VIP FRANKLIN SMALL CAP FUND - seeks long-term capital growth. Under normal market conditions, the Fund invests primarily in investments of small capitalization companies with market cap values not exceeding (i) $1.5 billion; or (ii) the highest market capitalization value in the Russell 2000 Index, whichever is greater, at the time of purchase.

FT VIP FRANKLIN SMALL CAP VALUE SECURITIES PORTFOLIO - seeks long-term total return. Under normal market conditions, the Fund invests primarily in investments of small capitalization companies with market capitalization values not exceeding $25 billion, at the time of purchase.

FT VIP MUTUAL SHARES SECURITIES FUND - seeks capital appreciation. Its secondary goal is income. The Fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

FT VIP TEMPLETON FOREIGN SECURITIES FUND - seeks long-term capital growth. The Fund invests primarily in emerging markets equity securities.

MFS(R) MID CAP GROWTH SERIES -- seeks long-term growth of capital.

MFS(R) NEW DISCOVERY SERIES--seeks capital appreciation.

MFS(R) TOTAL RETURN SERIES --seeks mainly to provide above-average income consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

MFS(R) UTILITIES SERIES--seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

OPPENHEIMER CAPITAL APPRECIATION FUND/VA-- seeks capital appreciation.

OPPENHEIMER GLOBAL SECURITIES FUND/VA -- seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies.

OPPENHEIMER HIGH INCOME FUND/VA -- seeks a high level of current income through investment primarily in lower-grade, high-yield debt securities.

OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA -- seeks high total return, which includes growth in the value of its shares as well as current income, from equity and debt securities.

OPPENHEIMER MULTIPLE STRATEGIES FUND/VA -- seeks a total investment return, which includes current income and capital appreciation in the value of its shares. The Fund allocates its investments among common stocks, debt securities, and "money market" instruments.

Certain Underlying Funds have investment objectives and/or policies similar to those of other Underlying Funds. To choose the Sub-Accounts which best meet individual needs and objectives, carefully read the Underlying Fund prospectuses. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has Accumulated Value allocated to that Fund, he or she may have the Accumulated Value reallocated without charge to another Fund or to the Fixed Account, where available, on written request received by the Company within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

                  DESCRIPTION OF THE CONTRACT - THE ACCUMULATION PHASE

PAYMENTS

The latest Issue Date is the day prior to the 86th birthday of the oldest Owner, or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application and/or signature. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements. The Company reserves the right to reject an application or request to issue a Contract. Any such rejection will not discriminate unfairly among purchasers.


Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

     - Currently, the initial payment must be at least $10,000 ($2,000 for IRA's). A lower minimum amount may be permitted if monthly automatic payments are being forwarded directly from a financial institution.

     -    Each subsequent payment must be at least $50.

     - The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the AIT Money Market Fund.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" under "TRANSFER PRIVILEGE" below.

This Contract is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Fund. These and similar activities may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Contract Owners. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not purchase this Contract.

In order to prevent "market timing" activities that may harm or disadvantage other Contract Owners, the Company may (a) reject or restrict any specific payment and transfer request and (b) impose specific limitations with respect to market timers, including restricting transfers by market timers to certain Underlying Funds. In addition, some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from the Company if, in the judgment of the Underlying Fund's investment adviser, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, the Company may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to state law, the Company reserves the right to impose, without prior notice, restrictions on allocations and transfers that it determines, in its sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners. If any of these actions are taken, the Company will notify the market timer of the action as soon as practicable.

COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

(1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

(2)  adding together the values of each Sub-Account, and

(3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses, and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting the sum of (3), (4) and (5) where:

(1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

(2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

(3) is a charge for mortality and expense risks equal to 1.60% on an annual basis of the daily value of the Sub-Account's assets;

(4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets; and

(5) is a charge equal to .25% on an annual basis, if an optional rider is selected (for New York contracts only).

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In most states, the Company will pay the Owner the Contract's Accumulated Value, adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will generally provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of (a) gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees. At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

In order to comply with New York regulations concerning the purchase of a new annuity contract to replace an existing life or annuity contract (a "replacement"), an Owner who purchases the Contract in New York as a replacement may cancel within 60 days after receipt. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office or to one of its authorized representatives. The Company will refund an amount equal to the Surrender Value plus all fees and charges and the Contract will be void from the beginning.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

TELEPHONE TRANSACTIONS PRIVILEGE

In most states, you, or anyone you authorize, may initiate transactions over the telephone, unless you notify the Company of your election not to have this privilege. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded. The Company reserves the right to modify or discontinue this privilege at any time without prior notice.

The Company cannot guarantee that you, or any other person you authorize, will always be able to reach us to complete a telephone transaction. Under these circumstances, you should submit your request in writing or other form acceptable to us.

TRANSFER PRIVILEGE

Prior to the Annuity Date and subject to the market timing limitations described above in "PAYMENTS," the Owner may transfer amounts among investment options at any time upon written or telephone request to the Company. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the AIT Money Market Fund. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request in the same or subsequent Contract year is without charge and does not reduce the remaining number of transfers which may be made free of charge.

ASSET ALLOCATION MODEL REALLOCATIONS. If an Owner elects to follow an asset allocation strategy, the Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties that provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocation recommendations made by such third parties and is not responsible for the investment allocations and transfers transacted on the Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the AIT Money Market Fund and the AIT Select Investment Grade Income Fund ("source accounts"). You may elect automatic transfers to one or more Sub-Accounts, subject to the following:

     -    the predetermined dollar amount may not be less than $100;

     - the periodic basis may be monthly, quarterly, semi-annually or annually;

     - automatic transfers may not be made into the selected source account, the Fixed Account, or the Guarantee Period Accounts; and if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

     -    the amount in the source account on a transfer date is zero; or

     - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically instruct the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, when it is being used as the source account from which to process automatic transfers. For more information see ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM in the SAI.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

SURRENDER AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date on which the request and the Contract are received at the Principal Office.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment options from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100 and, subject to law, the Accumulated Value of the Contract may not be reduced to less than $1,000.

A surrender charge and a Contract fee may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. However, each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Value without any applicable surrender charge; see "SURRENDER CHARGE," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under GUARANTEE PERIOD ACCOUNTS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

     - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

     -    the SEC has by order permitted such suspension, or

     - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The surrender and withdrawal rights of Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS" - "Tax-Sheltered Annuities" and "Texas Optional Retirement Program" under FEDERAL TAX CONSIDERATIONS.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "WITHDRAWALS AFTER THE ANNUITY DATE" under ANNUITIZATION -- THE PAYOUT PHASE.

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

     - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

     - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 16 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see "SURRENDER CHARGE," "Withdrawal Without Surrender Charge" UNDER CHARGES AND DEDUCTIONS); then from any applicable payments not subject to a surrender charge, if any; then from payments subject to a surrender charge. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.

The minimum amount of each automatic withdrawal is $100 and, subject to law, the Accumulated Value of the Contract may not be reduced to less than $1,000. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS Prior to the Annuity Date, the Owner may take a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option (based upon the applicable IRS table), in each calendar year a fraction of the Accumulated Value is withdrawn, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

     - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

     -    the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue

Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see FEDERAL TAX CONSIDERATIONS, "TAXATION OF THE CONTRACT IN GENERAL.".

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to receive withdrawals without application of any surrender charge, the Owner may preauthorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under this program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge is ever applied to withdrawals made under this program, the periodic withdrawals in any calendar year are limited to 10% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "SURRENDER CHARGE," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

The program will automatically terminate if a withdrawal that is not part of this program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

DEATH BENEFIT

A death benefit is payable if the Owner or the first of either Joint Owner dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided below in "THE SPOUSE OF THE OWNER AS BENEFICIARY."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives both the death certificate and all necessary claim paperwork, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b), the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
             -------------------------------------------------------
              Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDERS. When applying for the Contract, an Owner may elect one of the available optional Enhanced Death Benefit (EDB) Riders as long as the oldest Owner has not yet attained age 80 (a later age may apply to certain Riders as specified in APPENDIX B - OPTIONAL ENHANCED DEATH BENEFIT RIDERS). Certain Riders may not be available in all jurisdictions. A separate charge for an EDB Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. For more information about the benefits available under each of the EDB Riders, see APPENDIX B - OPTIONAL ENHANCED DEATH BENEFIT RIDERS. For specific charges and more detail, see "OPTIONAL RIDER CHARGES" under CHARGES AND DEDUCTIONS.

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of both the death certificate and all necessary claim paperwork at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:


(1) defer distribution of the death benefit for a period no more than five years from the date of death; or


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

(2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the AIT Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the AIT Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract rather than receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

(1) any value in the Guarantee Period Accounts will be transferred to the AIT Money Market Sub-Account; and

(2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the AIT Money Market Sub-Account.

The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least three years. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

OPTIONAL ENHANCED EARNINGS RIDER

An optional Enhanced Earnings Rider (EER) is currently available in most jurisdictions for a separate monthly charge (See "OPTIONAL RIDER CHARGES" under CHARGES AND DEDUCTIONS.) This Rider provides for additional amounts to be paid to the beneficiary under certain circumstances in the event that an Owner, or an Annuitant if the Owner is a nonnatural person, dies prior to the Annuity Date. For a discussion of the benefits and conditions of the Rider, see APPENDIX C - OPTIONAL ENHANCED EARNINGS RIDER.

ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                        ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

     - to select the annuity payout option under which annuity benefit payments are to be made;

     - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable payout annuity option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur; and

     - to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "VARIABLE ANNUITY BENEFIT PAYMENTS" below for details).

ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

     -   may not be earlier than 30 days after the issue date; and

     - must occur before the Owner's 99th birthday. In some states, the Annuity Date may be earlier than the Owner's 99th birthday.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's 85th birthday or (b) one year after the Issue Date.

If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. (In New York, if there are Joint Owners, the age of the older will determine the latest possible Annuity Date.) The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.


If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See also FEDERAL TAX CONSIDERATIONS for further information.

CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Ten Year Period Certain annuity payout option.

The annuity payout option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity option rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes resulting from the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

     - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

     - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

     - SINGLE LIFE ANNUITY -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

     - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

     - SINGLE LIFE ANNUITY-- Monthly payments during the Annuitant's life. Thereafter, any excess of the originally applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

     - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).


PERIOD CERTAIN ANNUITY PAYOUT OPTION (PAYMENTS GUARANTEED FOR A SPECIFIC NUMBER OF YEARS)

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty or any other period currently offered by the Company are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

(1)  a discount factor equivalent to the AIR and

(2) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5%, or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR, and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

     -    annuity payout option chosen;

     -    length of the annuity payout option elected;

     -    age of the Annuitant;

     -    gender of the Annuitant (if applicable, see "NORRIS DECISION");

     -    value of the amount applied under the annuity payout option;

     - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

     -    AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying:

     (1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

     (2) the applicable amount of the first monthly payment per $1,000 of value.

Notwithstanding the above, in New York, the annuity benefit payments at the time of annuitization will not be less than those that would have been provided by the application of an Annuity Value equal to an amount required to purchase any single consideration immediate annuity contract offered by the Company at the same time to the same class of annuitants.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. Transfers will be subject to the same market timing restrictions discussed in "PAYMENTS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another

Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts; however, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic Account Rebalancing is available during the annuitization phase subject to the same rules described in "TRANSFER PRIVILEGE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION" UNDER FEDERAL TAX CONSIDERATIONS.

After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract depending on the annuity payout option selected. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).* If a "Life With Cash Back" annuity payout option is selected, withdrawals are not allowed.

*In New York, if a Life annuity payout option is selected, withdrawals are not allowed.

WITHDRAWALS UNDER LIFE ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year.* A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

The Owner may make one Present Value Withdrawal in each calendar year if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then current present value of the remaining guaranteed annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

Under a Life with Period Certain annuity payout option annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

*In New York, Payment Withdrawals are not allowed.

WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 3 years of the Issue Date. See "Calculation of Present Value," below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

- PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life or Life with Period Certain annuity payout options. The Owner may make one Payment Withdrawal in each calendar year.

     Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
              -----------------------------------------------------
             Present value of all remaining variable annuity benefit
                  payments immediately prior to the withdrawal

     Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

     Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

     If a withdrawal is taken within 3 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

     Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
             -------------------------------------------------------
             Present value of remaining guaranteed variable annuity
              benefit payments immediately prior to the withdrawal

     Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

     Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option, if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

     If a withdrawal is taken within 3 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 3 years of the Issue Date, the discount rate is increased by one of the following charges ("Withdrawal Adjustment Charge"):

-    15 or more years of annuity benefit payments being valued --      1.00%*

-    10-14 years of annuity benefit payments being valued --           1.50%*

-    Less than 10 years of annuity benefit payments being valued --    2.00%*

* The Withdrawal Adjustment Charge may be lower or may not apply in some jurisdictions. See Contract for the specific charge.

The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 3 or more years after the Issue Date.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).

Because the impact of the Withdrawal Adjustment Charge will depend on the type of withdrawal taken, you should carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Period Certain annuity payout option):

     - For a Payment Withdrawal, the present value calculation (including any applicable adjustments) affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. If a Withdrawal Adjustment Charge applies, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.

     - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. There will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX F -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

     - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

     -    the SEC has by order permitted such suspension; or

     - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Underlying Funds.

VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.60% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily administrative expense charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. This charge may not be increased. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily administrative expense charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "CONTRACT FEE") and for the administrative expense charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OPTIONAL RIDER CHARGE (FOR NEW YORK CONTRACTS ONLY).* In New York, the Company offers optional riders that are only available if elected by the Owner at issue. A separate charge is made for the Rider, based on the average daily net assets of each Sub-Account. The following riders are available:

1.   15% Breakthrough EDB Rider (Form 3316-02.NY)*                      0.25%
2.   Annual Step-Up EDB Rider (Form 3312-02.NY)*                        0.25%

*For a listing of the Optional Riders and charges available in other jurisdictions, see "OPTIONAL RIDER CHARGES" under CHARGES AND DEDUCTIONS, below.

For a description of the Riders, see APPENDIX B - "OPTIONAL ENHANCED DEATH BENEFIT RIDERS"

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. Management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/reimbursements see "Annual Underlying Fund Expenses" under SUMMARY OF FEES AND EXPENSES. The prospectuses and SAIs of the Underlying Funds contain additional information concerning expenses of the Underlying Funds.

CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract, if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is currently waived for Contracts issued to and maintained by the trustee of a 401(k) plan. The Company reserves the right to impose a Contract fee up to $35 on Contracts issued to 401(k) plans but only with respect to Contracts issued after the date the waiver is no longer available.

Where Accumulated Value has been allocated to more than one investment option, a percentage of the total Contract fee will be deducted from the value in each option. The portion of the charge deducted from each account will be equal to the percentage which the value in that option bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Underlying Funds; investment managers or sub-advisers of any of the Underlying Funds; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

OPTIONAL RIDER CHARGES (FOR A LISTING OF THE OPTIONAL RIDERS AND CHARGES AVAILABLE IN NEW YORK, SEE "VARIABLE ACCOUNT DEDUCTIONS" UNDER CHARGES AND DEDUCTIONS, ABOVE.)


Subject to state availability, the Company offers a number of riders that are only available if elected by the Owner at issue. A separate monthly charge is made for each Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.

CHARGE FOR THE ENHANCED DEATH BENEFIT (EDB) RIDERS: The applicable charge for each of the following Riders is assessed on the Accumulated Value on the last day of each Contract month, multiplied by 1/12th of the following annual percentage rates:


1.   15% Breakthrough EDB Rider (Form 3316-02)*                                            0.25%
2.   10% Breakthrough EDB Rider (Form 3315-02)*                                            0.30%
3.   Annual Step-Up With 5% Yield EDB Rider (Form 3312-02* - in Texas Form 3311-02)*       0.35%


                                       46

4.   15% Breakthrough with 5% Yield EDB Rider (Form 3318-02)*                              0.35%
5.   10% Breakthrough with 5% Yield EDB Rider (Form 3317-02)*                              0.40%
6.   Annual Step-Up with 7% Yield EDB Rider (Form 3314-02)*                                0.50%


*Total rider charges will be reduced by 0.05% if both the Enhanced Earnings Rider and this Enhanced Death Benefit Rider are in effect simultaneously.

CHARGE FOR THE ENHANCED EARNINGS RIDER (EER): The Company will assess a monthly rider charge for the EER, which will be deducted Pro Rata on the last day of each Contract month prior to the Annuity Date. The monthly rider charge will be equal to 1/12th of 0.25% of the Accumulated Value on that date. (If the EER is in effect simultaneously with one of the referenced Enhanced Death Benefit Riders (see table above), the total aggregate charge for the Riders will be reduced by 0.05%. )

For a description of the Riders, see APPENDIX B - "OPTIONAL ENHANCED DEATH BENEFIT RIDERS" and APPENDIX C - OPTIONAL ENHANCED EARNINGS RIDER.

PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

     1. if the premium tax was paid by the Company when payments were received, the premium tax charge may be deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

     2. the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Accumulated Value at the time such determination is made.

SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. During the accumulation phase, a surrender charge, however, may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

     - The amount available under the Withdrawal Without Surrender Charge provision, described below;

     - Old Payments -- total payments invested in the Contract for more than three years;

     - New Payments -- payments received by the Company during the three years preceding the date of the surrender or withdrawal; and

     -    Cumulative Earnings.

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See FEDERAL TAX CONSIDERATIONS for a discussion of how withdrawals are treated for income tax purposes.)

The following surrender charge table outlines these charges:

             COMPLETE YEARS FROM         SURRENDER CHARGE AS A
         DATE OF PAYMENT TO DATE OF         PERCENT OF THE
                 WITHDRAWAL               PAYMENTS WITHDRAWN
         --------------------------      ---------------------
                 Less than 1                     7.0%
                 Less than 2                     6.0%
                 Less than 3                     4.0%

                 Thereafter                       0%

The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn.

The total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals, including the Withdrawal Adjustment Charge that may apply if a withdrawal is taken during the Annuity Payout phase (see ANNUITIZATION -- THE PAYOUT PHASE, WITHDRAWALS AFTER THE ANNUITY DATE). In no event will the total surrender and withdrawal charges exceed a maximum limit of 8.0% of total gross New Payments.

WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge ("Withdrawal Without Surrender Charge Amount" or "WWSC amount"). The WWSC amount is equal to:

         10% times (X less Y)* less Z where:

         X is the total gross payments made to the contract
         Y is any previous withdrawals that exceed the WWSC amount
         Z is any previous WWSC amount withdrawn in the same CALENDAR year

         *In the contract, X less Y is referred to as the Gross Payment Base

To illustrate how this works assume the following:

-        The issue date is February 1, 2000.
-        The initial payment to the contract is $100,000.
-        No subsequent payments are made to the contract.
-        The Owner makes the following withdrawals:

                                                     CONTRACT YEAR IN        AMOUNT OF
                             DATE OF WITHDRAWAL    WHICH WITHDRAWAL MADE    WITHDRAWAL
       -------------------- --------------------- ----------------------- ----------------

                             48

           Withdrawal #1       April 1, 2000               1st                $9,000

           Withdrawal #2       August 1, 2000              1st                $3,000

           Withdrawal #3       April 1, 2001               2nd               $15,000

           Withdrawal #4       August 1, 2001              2nd                $2,000


WITHDRAWAL #1

First, determine the WWSC amount available at the time of the withdrawal:

                  10% times (X less Y) less Z where:

                  X is $100,000
                  Y is $0 (no previous withdrawals have been made) Z is $0 (no previous withdrawals have been made)

                  10% times ($100,000 less $0) less $0 =
                  10% times ($100,000) less $0 =
                  $10,000 less $0 = $10,000

Second, compare the amount withdrawn to the available WWSC amount:

                  Withdrawal #1 of $9,000 is less than the WWSC amount of $10,000. Thus, it is not subject to surrender charges.

WITHDRAWAL #2

First, determine the WWSC amount available at the time of the withdrawal:

                  10% times (X less Y) less Z where:

                  X is $100,000
                  Y is $0 (Withdrawal #1, did not exceed the WWSC amount)
                  Z is $9,000 (Withdrawal #1 was made in the same CALENDAR year)

                  10% times ($100,000 less $0) less $9,000 =
                  10% times ($100,000) less $9,000 =
                  $10,000 less $9,000 = $1,000

Second, compare the amount withdrawn to the available WWSC amount:

         Withdrawal #2 of $3,000 exceeds the available WWSC amount of $1,000. Only $1,000 of Withdrawal #2 is part of the WWSC amount and $2,000 exceeds the WWSC amount.

WITHDRAWAL #3

First, determine the WWSC amount available at the time of the withdrawal:

                  10% times (X less Y) less Z where:

                  X is $100,000
                  Y is $2,000 ($2,000 of Withdrawal #2 exceeded the WWSC amount) Z is $0 (This is the first withdrawal of this CALENDAR year)

                  10% times ($100,000 less $2,000) less $0 =

                  10% times ($98,000) less $0 =
                  $9,800 less $0 = $9,800

Second, compare the amount withdrawn to the available WWSC amount:

         Withdrawal #3 of $15,000 exceeds the available WWSC amount of $9,800. Only $9,800 of Withdrawal #3 is part of the WWSC amount and $5,200 exceeds the WWSC amount.

WITHDRAWAL #4

First, determine the WWSC amount available at the time of the withdrawal:

                  10% times (X less Y) less Z where:

                  X is $100,000
                  Y is $7,200 ($2,000 of Withdrawal #2 and $5,200 of Withdrawal #3 exceeded the WWSC amount)
                  Z is $9,880 (Withdrawal #3 was made in the same CALENDAR year)

                  10% times ($100,000 less $7,200) less $9,800 =
                  10% times ($92,800) less $9,800 =
                  $9,280 less $9,800 = $0

Second, compare the amount withdrawn to the available WWSC amount:

         The WWSC amount has been exhausted for this calendar year. Thus, none of Withdrawal #4 is part of the WWSC amount.

IF YOU NEVER MAKE A WITHDRAWAL IN ANY CALENDAR YEAR THAT EXCEEDS THE WWSC AMOUNT, THEN THE MAXIMUM AVAILABLE WWSC AMOUNT EACH CALENDAR YEAR WILL NEVER BE LESS THAN 10% TIMES THE GROSS PAYMENTS MADE TO THE CONTRACT.

EFFECT OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company deducts the WWSC amount in the following order.

-    The Company first deducts the WWSC Amount from Cumulative Earnings.

- If the WWSC amount exceeds Cumulative Earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.

- If more than one withdrawal is made during the calendar year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge amount has been withdrawn.

After the entire WWSC amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:

-        First from Old Payments

     - Since Old Payments have been invested in the Contract for more than 3 years, the surrender charge is 0%.

-    Second from New Payments

     -    Payments are withdrawn from this category on a first-in-first-out
          (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.

-    Third from Cumulative Earnings

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "SURRENDER AND WITHDRAWALS" under DESCRIPTION OF THE CONTRACT - THE ACCUMULATION PHASE and see FEDERAL TAX CONSIDERATIONS.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

In addition, the Company will waive the surrender charge in the event that an Owner (or the Annuitant, if the Owner is not an individual) is:

(1) admitted to a medical care facility after becoming the Owner or Annuitant under the Contract and remains confined there until the later of one year after the Issue Date or 90 consecutive days; or

(2) first diagnosed by a licensed physician as having a fatal illness after the Issue Date of the Contract and after being named Owner or Annuitant.

For purposes of the above provision, "medical care facility" means any state-licensed facility or, in a state that does not require licensing, a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting. "Fatal illness" means a condition diagnosed by a licensed "physician" which is expected to result in death within two years of the diagnosis. "Physician" means a person (other than the Owner, Annuitant or a member of one of their families) who is state licensed to give medical care or treatment and is acting within the scope of that license. "Physically disabled" means that the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury.

Where surrender charges have been waived under any of the situations discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

     - the size and type of group or class, and the persistency expected from that group or class;

     - the total amount of payments to be received, and the manner in which payments are remitted;

     - the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

     -    other transactions where sales expenses are likely to be reduced; or

     - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the Issue Date is within the following class of individuals ("eligible persons"):

     - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

     - employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Funds;

     -    investment managers or sub-advisers of the Underlying Funds; and

     - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

In addition, if permitted under state law, surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.

Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract Year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract Year to reimburse it for the expense of processing transfers. For more information, see "TRANSFER PRIVILEGE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "TRANSFERS OF ANNUITY UNITS" under ANNUITIZATION -- THE PAYOUT PHASE.

WITHDRAWAL ADJUSTMENT CHARGE

After the Annuity Date, a withdrawal will result in a calculation by the Company of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. The present value is calculated based on the Annuity 2000 Mortality Table (male, female or unisex rates as appropriate). If a withdrawal is made within 3 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by one of the following adjustments:

     15 or more years of annuity benefit payments being valued --         1.00%*
     10-14 years of annuity benefit payments being valued --              1.50%*
     Less than 10 years of annuity benefit payments being valued --       2.00%*

* The Withdrawal Adjustment Charge may be lower or may not apply in some jurisdictions. See Contract Specifications for the specific charge.

The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 3 or more years after the Issue Date.

For more information, see "WITHDRAWALS AFTER THE ANNUITY DATE," under ANNUITIZATION -- THE PAYOUT PHASE.

                            GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. Currently, the minimum Guaranteed Interest Rate is 3%. The Guarantee Period Accounts are not available in Washington, Oregon, Maryland, and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account prior to the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the AIT Money Market Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. (In New York, the Company may notify the Owner at least 15 days, but no longer than 45 days, prior to the end of a Guarantee Period.) At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the AIT

Money Market Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, the Company currently gives the Owner an additional 30 days (10 days in New York) to transfer out of the Guarantee Period Account without application of a Market Value Adjustment. This practice may be discontinued or changed with notice at the Company's discretion.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. No Market Value Adjustment will apply to amounts deducted for Contract fees or rider charges. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "DEATH BENEFIT" under DESCRIPTION OF CONTRACT - THE ACCUMULATION PHASE.. All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                                         (n/365)
                            [(1+i)/(1+j)]        - 1

      where:   i    is the Guaranteed Interest Rate expressed as a decimal
                    for example: (3% = 0.03) being credited to the current
                    Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited; however, so that even if the Accumulated Value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX E -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT.

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "SURRENDER AND WITHDRAWALS" under DESCRIPTION OF THE CONTRACT - THE ACCUMULATION PHASE. In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals, including Withdrawals Without Surrender Charge, unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted from or added to the amount withdrawn. If a surrender charge applies to the withdrawal, it will be calculated as set forth in "SURRENDER CHARGE" under CHARGES AND DEDUCTIONS after application of the Market Value Adjustment.

                           FEDERAL TAX CONSIDERATIONS


The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.


GENERAL


THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to

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

modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.


QUALIFIED AND NON-QUALIFIED CONTRACTS


From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 or 408A of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non- qualified contract. For more information on the tax provisions applicable to qualified contracts, see "PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS" below.


TAXATION OF THE CONTRACT IN GENERAL


The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current Annuity Value.

For example, assume that a Contract owner with Accumulated Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the

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

Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

-  taken on or after age 59 1/2; or

- if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the Code); or

-  in the case of the Owner's "total disability" (as defined in the Code); or

- if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

- irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.


The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the Issue Date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings

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

are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under Section 72 as well.


TAX WITHHOLDING


The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.


PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS


Federal income taxation of assets held inside a qualified retirement plan and of earnings on those assets is deferred until distribution of plan benefits begins. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your qualified retirement plan.

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.


INDIVIDUAL RETIREMENT ANNUITIES. Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "RIGHT TO CANCEL" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.


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Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.


STATUS OF DEATH BENEFITS IN IRAs. Federal tax law with respect to Individual Retirement Accounts prohibits investment in life insurance contracts by such accounts. The tax regulations expressly permit an Individual Retirement Account to hold an annuity contract if the death benefit provided under the contract is no more than the greater of total payments made (net of prior withdrawals) or the contract's cash value.

Federal tax law with respect to Individual Retirement Annuities does not specifically limit the death benefit that may be provided under such annuities. The Company believes that death benefits under an annuity contract do not prevent such a contract from qualifying as an Individual Retirement Annuity so long as the death benefit is a taxable death benefit and not a tax-exempt life insurance benefit. However, it might be inferred from the regulations applicable to Individual Retirement Accounts that an Individual Retirement Annuity cannot provide a death benefit that is more than the greater of total payments (without interest) or the contract's cash value.

The Contract provides optional Enhanced Death Benefit Riders, see APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS, under which the death benefit payable under the Contract may exceed both total payments (net of prior withdrawals) and the cash value (or Accumulated Value) of the Contract. The Internal Revenue Service has stopped issuing favorable opinion letters with respect to Individual Retirement Annuities that provide death benefits that can exceed the greater of the total payments made (net of prior withdrawals) or the contract's cash value. Although the Company believes that the use of enhanced death benefits should not result in adverse tax treatment, we can give no assurance that the IRS will approve the Contract as an Individual Retirement Annuity. If the Contract fails to qualify as an Individual Retirement Annuity, then you could be taxable on the entire balance of your Individual Retirement Annuity and could also be subject to a 10% penalty tax if you are under age 59 1/2. You should consult a qualified tax adviser before adding an Enhanced Death Benefit Rider to the Contract if it is an Individual Retirement Annuity.


TAX-SHELTERED ANNUITIES ("TSAs"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS


An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract's Accumulated Value. (Certain

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

transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

                   ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS


The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the Underlying Funds do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the respective trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

The Company reserves the right, subject to compliance with applicable law, to:

(1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

(2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

(3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

(4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

(5)  to change the methodology for determining the net investment factor,

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(6)  to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act, and

(7) to combine with other Sub-Accounts or other Separate Accounts of the Company.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. In no event will the changes described above be made without notice to Owners in accordance with the 1940 Act.


                    CHANGES TO COMPLY WITH LAW AND AMENDMENTS


The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.


                                  VOTING RIGHTS


The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company.

Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity payout phase, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's Variable Annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the Variable Annuity is depleted.


                                  DISTRIBUTION


The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.


The Company pays commissions not to exceed 6.50% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1.5% of the Contract's Accumulated Value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-366-1492.

                                  LEGAL MATTERS


There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                               FURTHER INFORMATION


A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.


                                     63

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                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT


Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.


The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Currently, the Company will credit amounts allocated to the Fixed Account with interest at an effective annual rate of at least 3%, compounded daily. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.


STATE RESTRICTIONS. Certain states may impose restrictions on payments and transfers to the Fixed Account.

                                   APPENDIX B
                          ENHANCED DEATH BENEFIT RIDERS

The Company is currently offering a number of optional Enhanced Death Benefit
(EDB) Riders which may be elected at issue depending on the age of the oldest Owner. It is possible that some of the Riders described below are not available in your jurisdiction. Please check with your financial representative for more information about the availability of Riders in your state. In addition, although many of the Riders provide benefits that are similar, there are also some important differences. For example, some Riders provide different age limitations depending on the benefit offered, some have limitations on the maximum amount of the benefits provided and some employ different methods for adjusting benefits after a withdrawal is taken. Please review the Riders carefully before selecting the one that you believe is best for you.

An Enhanced Death Benefit Rider will remain in effect until the earliest of
(a) the Annuity Date; (b) the date the Company determines that a death benefit is payable and the Contract is not continued by the spouse as provided in "THE SPOUSE OF THE OWNER AS BENEFICIARY" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE; or (c) surrender of the Contract. The Company reserves the right to discontinue offering any of the described EDB Riders at any time. Such discontinuance would not affect previously issued EDB Riders.


The following EDB Riders will be available at issue as long as the oldest Owner has not yet attained age 80.

      1.  15% Breakthrough EDB Rider (Form 3316-02)
      2.  10% Breakthrough EDB Rider (Form 3315-02)
      3.  Annual Step-Up With 5% Yield EDB Rider *(Either (a) Form 3312-02 or
          (b) in Texas Only Form 3311-02)
      4.  15% Breakthrough With 5% Yield EDB Rider (Form 3318-02)
      5.  10% Breakthrough With 5% Yield EDB Rider (Form 3317-02)
      6.  Annual Step-Up With 7% Yield EDB Rider (Form 3314-02)

*In New York, the 5% Yield is not available.

1.  15% BREAKTHROUGH ENHANCED DEATH BENEFIT RIDER (FORM 3316-02)

This 15% Breakthrough Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. Withdrawals reduce the applicable values on a proportionate basis. The "Current Breakthrough Value" on the date of death or the deceased's 90th birthday, whichever occurs first, is the (b) value guaranteed as the death benefit. On the issue date of the Contract, the Current Breakthrough Value is equal to the initial payment. The "Target Breakthrough Value" is equal to 115% of the Current Breakthrough Value. Each time the Accumulated Value of the Contract reaches the Target Breakthrough Value, that Target Breakthrough Value becomes the new Current Breakthrough Value. A new Target Breakthrough Value, which is 115% of the new Current Breakthrough Value, is then set. The Current Breakthrough Value is increased by subsequent Payments and proportionately reduced by withdrawals; see below.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs (1) before or (2) on or after his/her 90th birthday.

I. DEATH BEFORE 90TH BIRTHDAY. If an Owner (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATER of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable; or

      (b) the Current Breakthrough Value on the date of death, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

II. DEATH ON OR AFTER 90TH BIRTHDAY. If an Owner (or an Annuitant if the Owner is a non-natural person) dies before the Annuity Date and on or after his/her 90th birthday, the death benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

      (b) the Current Breakthrough Value on the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals; and

      (c) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

EFFECT OF PAYMENTS ON THE BREAKTHROUGH EDB RIDER
Subsequent payments increase the Current Breakthrough Value by the amount of the payment. Following a payment, the Target Breakthrough Value will be 115% of the new Current Breakthrough Value.

When a payment is made:

      (a) the Current Breakthrough Value increases by the amount of the payment; and

      (b) the Target Breakthrough Value increases to 115% of the Current Breakthrough Value immediately after the payment.

For example, assume that immediately prior to a payment, the Current Breakthrough Value is $100,000, the Accumulated Value is $110,000, and the Target Breakthrough Value is $115,000. The Owner then makes a

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payment of $10,000. The new Current Breakthrough Value is $110,000, the
Accumulated Value is $120,000, and the new Target Breakthrough Value is $126,500 (115% of $110,000).

EFFECT OF WITHDRAWALS ON THE BREAKTHROUGH EDB RIDER
Subsequent withdrawals proportionately reduce the Current Breakthrough Value, as described below. Following a withdrawal, the Target Breakthrough Value will be 115% of the reduced Current Breakthrough Value.

When a withdrawal is taken:

      (a) the Current Breakthrough Value decreases proportionately, as described below; and

      (b) the Target Breakthrough Value decreases to 115% of the Current Breakthrough Value immediately after the withdrawal.

CALCULATION OF PROPORTIONATE REDUCTION DUE TO WITHDRAWALS
The proportionate reduction in a death benefit or in the Current Breakthrough Value is calculated by multiplying the amount of the death benefit or the Current Breakthrough Value immediately prior to the withdrawal by the following fraction:

                             Amount of the Withdrawal
           ------------------------------------------------------------
                Accumulated Value determined immediately prior to the
                                    Withdrawal

For example, assume that immediately prior to a withdrawal, the Current Breakthrough Value is $100,000, the Accumulated Value is $110,000, and the Target Breakthrough Value is $115,000. The Owner then makes a withdrawal of $5,000. The proportionate reduction in the Current Breakthrough Value is calculated as follows:

    Proportionate reduction          =    Current Breakthrough Value times
                                          (Amount of the Withdrawal divided by
                                          the Accumulated Value immediately
                                          prior to the withdrawal)
                                     =    $100,000 times ($5,000 divided
                                          by $110,000)
                                     =    $4,545

    New Current Breakthrough Value   =    $100,000 - $4,545 = $95,455 New Target
    Breakthrough Value               =    115% of $95,455 = $109,773

The new Current Breakthrough Value is $95,455 and the new Target Breakthrough Value is $109,773.

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2.  10% BREAKTHROUGH ENHANCED DEATH BENEFIT RIDER (FORM 3315-02)

This 10% Breakthrough Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. Withdrawals reduce the applicable values on a proportionate basis. The "Current Breakthrough Value" on the date of death or the deceased's 90th birthday, whichever occurs first, is the amount guaranteed as the death benefit. On the issue date of the Contract, the Current Breakthrough Value is equal to the initial payment. The "Target Breakthrough Value" is equal to 110% of the Current Breakthrough Value. Each time the Accumulated Value of the Contract reaches the Target Breakthrough Value, that Target Breakthrough Value becomes the new Current Breakthrough Value. A new Target Breakthrough Value, which is 110% of the new Current Breakthrough Value, is then set. The Current Breakthrough Value is increased by subsequent Payments and proportionately reduced by withdrawals; see below.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs (1) before or (2) on or after his/her 90th birthday.

I. DEATH BEFORE 90TH BIRTHDAY. If an Owner (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATER of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable; or

      (b) the Current Breakthrough Value on the date of death, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

II. DEATH ON OR AFTER 90TH BIRTHDAY. If an Owner (or an Annuitant if the Owner is a non-natural person) dies before the Annuity Date and on or after his/her 90th birthday, the death benefit will be the GREATEST of:

       (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

       (b) the Current Breakthrough Value on the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals; and

      (c) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

EFFECT OF PAYMENTS ON THE BREAKTHROUGH EDB RIDER
Subsequent payments increase the Current Breakthrough Value by the amount of the payment. Following a payment, the Target Breakthrough Value will be110% of the Current Breakthrough Value.

When a payment is made:

      (a) the Current Breakthrough Value increases by the amount of the payment; and

      (b) the Target Breakthrough Value increases to 110% of the Current Breakthrough Value immediately after the payment.

For example, assume that immediately prior to a payment, the Current Breakthrough Value is $100,000, the Accumulated Value is $105,000, and the Target Breakthrough Value is $110,000. The Owner then makes a

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payment of $10,000. The new Current Breakthrough Value is $110,000, the
Accumulated Value is $115,000, and the new Target Breakthrough Value is $121,000 (110% of $110,000).

EFFECT OF WITHDRAWALS ON THE BREAKTHROUGH EDB RIDER
Subsequent withdrawals proportionately reduce the Current Breakthrough Value, as described below. Following a withdrawal, the Target Breakthrough Value will be 110% of the Current Breakthrough Value.

When a withdrawal is taken:
      (a) the Current Breakthrough Value decreases proportionately, as described below; and

      (b) the Target Breakthrough Value decreases to 110% of the Current Breakthrough Value immediately after the withdrawal.

CALCULATION OF PROPORTIONATE REDUCTION DUE TO WITHDRAWALS
The proportionate reduction in a death benefit or in the Current Breakthrough Value is calculated by multiplying the amount of the death benefit or the Current Breakthrough Value immediately prior to the withdrawal by the following fraction:

                            Amount of the Withdrawal
          ------------------------------------------------------------
              Accumulated Value determined immediately prior to the
                                  Withdrawal

For example, assume that immediately prior to a withdrawal, the Current Breakthrough Value is $100,000, the Accumulated Value is $105,000, and the Target Breakthrough Value is $110,000. The Owner then makes a withdrawal of $5,000. The proportionate reduction in the Current Breakthrough Value is calculated as follows:

    Proportionate reduction          =    Current Breakthrough Value times
                                          (Amount of the Withdrawal divided by
                                          the Accumulated Value immediately
                                          prior to the withdrawal)
                                     =    $100,000 times ($5,000 divided
                                          by $105,000)
                                     =    $4,761.90
    New Current Breakthrough Value   =    $100,000 - $4,761.90 = $95,238.10 New
    Target Breakthrough Value        =    110% of $95,238.10 = $104,761.91

The new Current Breakthrough Value is $95,238.10 and the new Target Breakthrough Value is $104,761.91.

3(a). ANNUAL STEP-UP WITH 5% YIELD ENHANCED DEATH BENEFIT RIDER (FORM 3312 - 02 NOT AVAILABLE IN TEXAS - FOR TEXAS VERSION SEE 3(b) - FORM 3311-02)


This Annual Step-Up with 5% Yield Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The death benefit guarantees 5% growth until the date of death or the deceased's 80th birthday, whichever occurs first, and provides for annual step-ups through the Contract anniversary prior to the deceased's 90th birthday. (In New York, 5% growth is not available.) Withdrawals reduce the applicable values on a proportionate basis.


The calculation of the death benefit depends upon whether death occurs (1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday or (3) on or after his/her 90th birthday.

DEATH BEFORE OR ON 80TH BIRTHDAY. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before or on his/her 80th birthday, the death benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;


      (b) gross payments accumulated daily at an effective annual yield of 5%, starting on the date each payment is applied and ending on the date of death, proportionately reduced for withdrawals as they occur. (In New York, the effective annual yield of 5% is not available; therefore (b) equals gross payments proportionately reduced for withdrawals as they occur); and


      (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and proportionately reduced for subsequent withdrawals.

II. DEATH AFTER 80TH BIRTHDAY BUT BEFORE 90TH BIRTHDAY. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but after his/her 80th birthday and before his/her 90th birthday, the death benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, as determined after being increased for subsequent payments, and proportionately reduced for subsequent withdrawals; and

      (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and proportionately reduced for subsequent withdrawals.

III. DEATH ON OR AFTER 90TH BIRTHDAY. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals;

      (c) the highest Accumulated Value on any Contract anniversary prior to the deceased's 90th birthday, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and proportionately reduced for subsequent withdrawals; and

      (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

PROPORTIONATE REDUCTION: For each withdrawal, the proportionate reduction is calculated by multiplying the Section I(b), I(c), II(b), II(c), III(b), III(c) or III(d) value, whichever is applicable, immediately prior to the withdrawal by the following fraction:

                             Amount of the Withdrawal
           ------------------------------------------------------------
                Accumulated Value determined immediately prior to the
                                   Withdrawal

3(b). ANNUAL STEP-UP WITH 5% YIELD ENHANCED DEATH BENEFIT RIDER (FORM 3311-02
      - TEXAS ONLY)

This Annual Step-Up with 5% Yield Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The death benefit guarantees 5% growth until the date of death or the deceased's 80th birthday, whichever occurs first, and provides for annual step-ups through the Contract anniversary prior to the deceased's 90th birthday. Withdrawals reduce applicable values on a direct basis (i.e. dollar for dollar), and/or on a proportionate basis as outlined below.

The calculation of the death benefit depends upon whether death occurs (1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday or (3) on or after his/her 90th birthday.

I. DEATH BEFORE OR ON 80TH BIRTHDAY. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before or on his/her 80th birthday, the death benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

      (b) gross payments accumulated daily at an effective annual yield of 5%, starting on the date each payment is applied and ending on the date of death, adjusted for withdrawals as they occur; and

      (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

II. DEATH AFTER 80TH BIRTHDAY BUT BEFORE 90TH BIRTHDAY. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but after his/her 80th birthday and before his/her 90th birthday, the death benefit will be the GREATEST of:

       (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals; and

      (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive Market Value Adjustment if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

III. DEATH ON OR AFTER 90TH BIRTHDAY. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

     (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals;

      (c) the highest Accumulated Value on any Contract anniversary date prior to the deceased's 90th birthday, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and adjusted for subsequent withdrawals; and

      (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals.

EFFECT OF PARTIAL WITHDRAWALS: For purposes of determining the effect of partial withdrawals under this Rider, withdrawals are classified as either
(a) Proportionate Withdrawals or (b) Direct Withdrawals.

(a) PROPORTIONATE WITHDRAWALS. Proportionate Withdrawals are withdrawals that proportionately reduce the applicable death benefit values. The proportionate reduction is calculated by multiplying the applicable death benefit value, as described below and as determined immediately prior to the withdrawal, by the following:

               Amount of the Proportionate Reduction Withdrawal
         ------------------------------------------------------------
             Accumulated Value determined immediately prior to the
                                   Withdrawal

ALL WITHDRAWALS REFERRED TO IN SECTIONS I(c), II(b), II(c), III(b), III(c) AND III(d) ARE PROPORTIONATE WITHDRAWALS.

(b) DIRECT WITHDRAWALS. Direct Withdrawals are withdrawals that directly reduce the value referenced in Section I(b) by an amount equal to the amount of the withdrawal.

To the extent that no allocation has ever been made to the Fixed Account or to a Guarantee Period Account, all withdrawals referenced in Section I(b) taken in a Contract year that total an amount less than or equal to 5% of gross payments (determined as of the Valuation Date of the withdrawal) less all prior withdrawals in that Contract Year will be classified as a Direct Withdrawal. That part of a withdrawal that exceeds this amount is classified as a Proportionate Withdrawal.

PLEASE NOTE THAT ONCE AN ALLOCATION HAS BEEN MADE TO THE FIXED ACCOUNT OR THE GUARANTEE PERIOD ACCOUNT, ALL FUTURE WITHDRAWALS AS REFERRED TO IN SECTION I(b), REGARDLESS OF THE AMOUNT, ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. ONCE A PROPORTIONATE WITHDRAWAL HAS BEEN TAKEN, ALL FUTURE WITHDRAWALS IN ANY CONTRACT YEAR FOR PURPOSES OF SECTION I(b) ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. IN OTHER WORDS, NO FUTURE WITHDRAWALS WILL BE CLASSIFIED AS DIRECT WITHDRAWALS.

The Owner may establish an automatic schedule of withdrawals that total an amount less than or equal to 5% of gross payments in each Contact Year ("Systematic Withdrawal Program"). Selecting a Systematic Withdrawal Program may assist the Owner in taking withdrawals that are only Direct Withdrawals. For more information about systematic withdrawals, see "SURRENDERS AND WITHDRAWALS," "Systematic Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

4. 15% BREAKTHROUGH WITH 5% YIELD ENHANCED DEATH BENEFIT RIDER (FORM 3318-02)

This 15% Breakthrough with 5% Yield Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. Withdrawals reduce the applicable values on a proportionate basis. The death benefit under (b) guarantees 5% growth until the date of death or the deceased's 80th birthday, whichever occurs first. The "Current Breakthrough Value" on the date of death or the deceased's 90th birthday, whichever occurs first, is the (c) value guaranteed as the death benefit. On the issue date of the Contract, the Current Breakthrough Value is equal to the initial payment. The "Target Breakthrough Value" is equal to 115% of the Current Breakthrough Value. Each time the Accumulated Value of the Contract reaches the Target Breakthrough Value, that Target Breakthrough Value becomes the new Current Breakthrough Value. A new Target Breakthrough Value, which is 115% of the new Current Breakthrough Value, is then set. The Current Breakthrough Value is increased by subsequent Payments and proportionately reduced by withdrawals; see below.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs (1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday, or (3) on or after his/her 90th birthday.

I. DEATH BEFORE OR ON DECEASED'S 80TH BIRTHDAY. If an Owner, (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before or on his/her 80th birthday, the Death Benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive Market Value Adjustment ("MVA"), if applicable;

      (b) gross payments accumulated daily at an effective annual yield of 5%, starting on the date each gross payment is applied and ending on the date of death, proportionately reduced for withdrawals as they occur; and

      (c) the Current Breakthrough Value on the date of death, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

II. DEATH AFTER DECEASED'S 80TH BIRTHDAY BUT BEFORE 90TH BIRTHDAY. If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date and after his/her 80th birthday but before his/her 90th birthday, the Death Benefit will be the greatest of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals; and

      (c) the Current Breakthrough Value on the date of death, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

III. DEATH ON OR AFTER DECEASED'S 90TH BIRTHDAY. If an Owner, or an Annuitant if the Owner is a non-natural person, dies on or after his/her 90th birthday, the Death Benefit will be the greatest of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals;

      (c) the Current Breakthrough Value on the deceased's 90th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals; and

      (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

EFFECT OF PAYMENTS ON THE BREAKTHROUGH EDB RIDER
Subsequent payments increase the Current Breakthrough Value by the amount of the payment. Following a payment, the Target Breakthrough Value will be 115% of the new Current Breakthrough Value. When a Payment is made:

      (a) the Current Breakthrough Value increases by the amount of the payment; and

      (b) the Target Breakthrough Value increases to 115% of the Current Breakthrough Value immediately after the payment.

For example, assume that immediately prior to a payment, the Current Breakthrough Value is $100,000, Accumulated Value is $110,000, and the Target Breakthrough Value is $115,000. The Owner then makes a payment of $10,000. The new Current Breakthrough Value is $110,000, the Accumulated Value is $120,000, and the new Target Breakthrough Value is $126,500 (115% of $110,000).

EFFECT OF WITHDRAWALS ON THE BREAKTHROUGH EDB RIDER
Subsequent withdrawals proportionately reduce the Current Breakthrough Value, as described below. Following a withdrawal, the Target Breakthrough Value will be 115% of the reduced Current Breakthrough Value.

When a withdrawal is taken:

      (a) the Current Breakthrough Value decreases proportionately, as described below; and

      (b) the Target Breakthrough Value decreases to 115% of the Current Breakthrough Value immediately after the withdrawal.

CALCULATION OF PROPORTIONATE REDUCTION DUE TO WITHDRAWALS
The proportionate reduction in a death benefit or in the Current Breakthrough Value is calculated by multiplying the amount of the death benefit or the Current Breakthrough Value immediately prior to the withdrawal by the following fraction:

                             Amount of the Withdrawal
          ------------------------------------------------------------
              Accumulated Value determined immediately prior to the
                                   Withdrawal

For example, assume that, immediately prior to a withdrawal, the Current Breakthrough Value is $100,000, the Accumulated Value is $110,000, and the Target Breakthrough Value is $115,000. The Owner then makes a withdrawal of $5,000. The proportionate reduction in the Current Breakthrough Value is calculated as follows:

    Proportionate reduction          =  Current Breakthrough Value times
                                        (Amount of the Withdrawal divided by
                                        the Accumulated Value immediately
                                        prior to the withdrawal)
                                     =  $100,000 times ($5,000 divided
                                        by $110,000)
                                     =  $4,545

    NewCurrent Breakthrough Value    =  $100,000 - $4,545 = $95,455 New Target
    Breakthrough Value               =  115% of $95,455 = $109,773

The new Current Breakthrough Value is $95,455 and the new Target Breakthrough Value is $109,773.

5. 10% BREAKTHROUGH WITH 5% YIELD ENHANCED DEATH BENEFIT RIDER (FORM 3317-02)

This 10% Breakthrough with 5% Yield Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. Withdrawals reduce the applicable values on a proportionate basis. The death benefit under (b) guarantees 5% growth until the date of death or the deceased's 80th birthday, whichever occurs first. The "Current Breakthrough Value" on the date of death or the deceased's 90th birthday, whichever occurs first, is the (c) value guaranteed as the death benefit. On the issue date of the Contract, the Current Breakthrough Value is equal to the initial payment. The "Target Breakthrough Value" is equal to 110% of the Current Breakthrough Value. Each time the Accumulated Value of the Contract reaches the Target Breakthrough Value, that Target Breakthrough Value becomes the new Current Breakthrough Value. A new Target Breakthrough Value, which is 110% of the new Current Breakthrough Value, is then set. The Current Breakthrough Value is increased by subsequent Payments and proportionately reduced by withdrawals; see below.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs (1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday, or (3) on or after his/her 90th birthday.

I. DEATH BEFORE OR ON DECEASED'S 80TH BIRTHDAY. If an Owner, (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before or on his/her 80th birthday, the Death Benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive Market Value Adjustment ("MVA"), if applicable; or

      (b) gross payments accumulated daily at an effective annual yield of 5%, starting on the date each gross payment is applied and ending on the date of death, proportionately reduced for withdrawals as they occur; and

      (c) the Current Breakthrough Value on the date of death, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

II. DEATH AFTER DECEASED'S 80TH BIRTHDAY BUT BEFORE 90TH BIRTHDAY. If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date and after his/her 80th birthday but before his/her 90th birthday, the Death Benefit will be the greatest of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals; and

      (c) the Current Breakthough Value on the date of death, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

III. DEATH ON OR AFTER DECEASED'S 90TH BIRTHDAY. If an Owner, or an Annuitant if the Owner is a non-natural person, dies on or after his/her 90th birthday, the Death Benefit will be the greatest of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals;

      (c) the Current Breakthrough Value on the deceased's 90th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals; and

      (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

EFFECT OF PAYMENTS ON THE BREAKTHROUGH EDB RIDER
Subsequent payments increase the Current Breakthrough Value by the amount of the payment. Following a payment, the Target Breakthrough Value will be 110% of the new Current Breakthrough Value.
When a Payment is made:

      (a) the Current Breakthrough Value increases by the amount of the payment; and

      (b) the Target Breakthrough Value increases to 110% of the Current Breakthrough Value immediately after the payment.

For example, assume that immediately prior to a payment, the Current Breakthrough Value is $100,000, the Accumulated Value is $105,000, and the Target Breakthrough Value is $110,000. The Owner then makes a payment of $10,000. The new Current Breakthrough Value is $110,000, the Accumulated Value is $115,000, and the new Target Breakthrough Value is $121,000 (110% of $110,000).

EFFECT OF WITHDRAWALS ON THE BREAKTHROUGH EDB RIDER
Subsequent withdrawals proportionately reduce the Current Breakthrough Value, as described below. Following a withdrawal, the Target Breakthrough Value will be 110% of the Current Breakthrough Value.
When a withdrawal is taken:

      (a) the Current Breakthrough Value decreases proportionately, as described below; and

      (b) the Target Breakthrough Value decreases to 110% of the Current Breakthrough Value immediately after the withdrawal.

CALCULATION OF PROPORTIONATE REDUCTION DUE TO WITHDRAWALS
The proportionate reduction in a death benefit or in the Current Breakthrough Value is calculated by multiplying the amount of the death benefit or the Current Breakthrough Value immediately prior to the withdrawal by the following fraction:

                            Amount of the Withdrawal
         ------------------------------------------------------------
            Accumulated Value determined immediately prior to the
                                Withdrawal

For example, assume that immediately prior to a withdrawal, the Current Breakthrough Value is $100,000, the Accumulated Value is $105,000, and the Target Breakthrough Value is $110,000. The Owner then makes a withdrawal of $5,000. The proportionate reduction in the Current Breakthrough Value is calculated as follows:

    Proportionate reduction          =   Current Breakthrough Value times
                                         (Amount of the Withdrawal divided by
                                         the Accumulated Value immediately
                                         prior to the withdrawal)
                                     =   $100,000 times ($5,000 divided
                                         by $105,000)
                                     =   $4,761.90
    New Current Breakthrough Value   =   $100,000 - $4,761.90 = $95,238.10 New
    Target Breakthrough Value         =  110% of $95,238.10 = $104,761.91

The new Current Breakthrough Value is $95,238.10 and the new Target Breakthrough Value is $104,761.91.

6.  ANNUAL STEP-UP WITH 7% YIELD ENHANCED DEATH BENEFIT RIDER (FORM 3314-02)

This Annual Step-Up with 7% Yield Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The death benefit guarantees 7% growth until the date of death or the deceased Owner's 80th birthday, subject to a 200% cap, and provides for annual step-ups through the Contract anniversary prior to the deceased's 90th birthday. Withdrawals reduce the applicable values on a direct basis (i.e. dollar-for-dollar) and/or on a proportionate basis.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs (1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday, or (3) on or after his/her 90th birthday.

I. DEATH BEFORE OR ON DECEASED'S 80TH BIRTHDAY. If an Owner, (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before or on his/her 80th birthday, the Death Benefit will be the GREATEST of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive Market Value Adjustment ("MVA"), if applicable; or

      (b) gross payments accumulated daily at 7%, starting on the date each gross payment is applied and ending on the date of death, adjusted for withdrawals as they occur. This value cannot exceed 200% of the total of gross payments, adjusted for withdrawals as they occur; and

      (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

II. DEATH AFTER DECEASED'S 80TH BIRTHDAY BUT BEFORE 90TH BIRTHDAY. If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date and after his/her 80th birthday but before his/her 90th birthday, the death benefit will be the greatest of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and adjusted for subsequent withdrawals; and

      (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

III. DEATH ON OR AFTER DECEASED'S 90TH BIRTHDAY. If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date but on or after his/her 90th birthday, the death benefit will be the greatest of:

      (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

      (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and adjusted for subsequent withdrawals;

      (c) the highest Accumulated Value on any Contract anniversary prior to the deceased's 90th birthday, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and adjusted for subsequent withdrawals; and

      (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals.

EFFECT OF PARTIAL WITHDRAWALS: For purposes of determining the effect of partial withdrawals under this Rider, withdrawals are classified as either (a) Proportionate Withdrawals or (b) Direct Withdrawals.

(A) PROPORTIONATE WITHDRAWALS. Proportionate Withdrawals are withdrawals that proportionately reduce the appropriate death benefit values. The proportionate reduction is calculated by multiplying the applicable death benefit value, as described below and as determined immediately prior to the withdrawal, by the following:

                  Amount of the Proportionate Reduction Withdrawal
           ------------------------------------------------------------
               Accumulated Value determined immediately prior to the
                                   Withdrawal

ALL WITHDRAWALS REFERRED TO IN SECTIONS I(c), II(b), II(c), III(b), III(c) AND III(d) ARE PROPORTIONATE WITHDRAWALS.

(B) DIRECT WITHDRAWALS. Direct Withdrawals are withdrawals that directly reduce the value referenced in Section I(b) by an amount equal to the amount of the withdrawal.

To the extent that no allocation has ever been made to the Fixed Account or to a Guarantee Period Account, all withdrawals referenced in Section I(b) taken in a Contract year that total an amount less than or equal to 7% of gross payments (determined as of the Valuation Date of the withdrawal) less all prior withdrawals in that Contract year will be classified as a Direct Withdrawal. That part of a withdrawal that exceeds this amount is classified as a Proportionate Withdrawal.

PLEASE NOTE THAT ONCE AN ALLOCATION HAS BEEN MADE TO THE FIXED ACCOUNT OR THE GUARANTEE PERIOD ACCOUNT, ALL FUTURE WITHDRAWALS AS REFERRED TO IN SECTION I(b), REGARDLESS OF THE AMOUNT, ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. ONCE A PROPORTIONATE WITHDRAWAL HAS BEEN TAKEN, ALL FUTURE WITHDRAWALS IN ANY CONTRACT YEAR FOR PURPOSES OF SECTION I(b) ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. IN OTHER WORDS, NO FUTURE WITHDRAWALS WILL BE CLASSIFIED AS DIRECT WITHDRAWALS.


The Owner may establish an automatic schedule of withdrawals that total an amount less than or equal to 7% of gross payments in each Contact Year ("systematic withdrawal program"). Selecting a systematic withdrawal program may assist the Owner in taking withdrawals that are only Direct Withdrawals. For more information about systematic withdrawals, see "SURRENDERS AND WITHDRAWALS," "Systematic Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

                                   APPENDIX C
                        OPTIONAL ENHANCED EARNINGS RIDER

The Enhanced Earnings Rider (EER) may be elected at issue in most jurisdictions as long as the oldest Owner has not yet attained age 76. The Rider provides for additional amounts to be paid to the beneficiary under certain circumstances in the event that an Owner (or an Annuitant if the Owner is a nonnatural person) dies prior to the Annuity Date.

The Company reserves the right to terminate the availability of the EER at any time; however, such a termination would not effect Riders issued prior to the termination date.


CONDITIONS FOR PAYMENT OF THE EER BENEFIT


For any benefit to be payable under the EER, certain conditions must be met, as follows:

1.  The death must occur prior to the Annuity Date.

2.  The difference between  (a) and (b) must be greater than zero, where:

    (a) is the Accumulated Value, and

    (b) is gross payments not previously withdrawn.

    If (a) minus (b) is zero or less, no benefit will be payable.

Under the EER, Accumulated Value is determined on the Valuation Date on which due proof of death and all necessary documentation have been received at the Principal Office.

For purposes of the EER, withdrawals will be considered withdrawn from earnings first and then withdrawn from gross payments on a last-in, first-out basis. Therefore, the value of the EER largely depends on the amount of earnings that accumulate under the Contract. If you expect to withdraw the earnings from your Accumulated Value, electing the EER may not be appropriate. Your financial representative can help you determine if the EER is appropriate in your circumstances.

AMOUNT OF EER BENEFIT

ISSUE AGE 0 TO 70 - If a benefit is payable under the EER and the Contract was issued prior to the oldest Owner's 71st birthday, the benefit will be equal to the LESSER of:

(a) 50% of gross payments not previously withdrawn. (For purposes of this calculation only, except for the Initial Payment, gross payments shall not include payments made under the Contract during the 12-month period immediately prior to the date of death.); or

(b) 50% of the difference between the Accumulated Value and gross payments not previously withdrawn.

ISSUE AGE 71TO 75 - If a benefit is payable under the EER and the Contract was issued on or after the oldest Owner's 71st birthday and before his/her 76th birthday, the benefit will be equal to the LESSER of:

(a) 25% of gross payments not previously withdrawn. (For purposes of this calculation only, except for the Initial Payment, gross payments shall not include payments made under the Contract during the 12-month period immediately prior to the date of death.); or

(b) 25% of the difference between the Accumulated Value and gross payments not previously withdrawn.

The EER benefit shall be paid in the same manner that the death benefit is paid prior to the Annuity Date.


EXAMPLES:

EXAMPLE 1. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments or take any withdrawals. Further assume that the Owner dies five years later and on the date that due proof of death and all necessary documentation are received by the Company the Accumulated Value is equal to $150,000.

The EER benefit on that date is equal to the LESSER of:

(a) 50% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (50% x 100,000) = $50,000; or

(b) 50% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the contract = (50% x (150,000 - 100,000)) = $25,000

The EER benefit is equal to $25,000 under (b), which is the lesser of $50,000 (50% x 100,000) and $25,000 (50% x (150,000 - 100,000)).

EXAMPLE 2. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments or take any withdrawals. Further assume that the Owner dies ten years later and on the date that due proof of death and all necessary documentation are received by the Company the Accumulated Value is equal to $250,000.

The EER benefit on that date is equal to the LESSER of:

(a) 50% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (50% x $100,000) = $50,000; or

(b) 50% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the Contract = (50% x ($250,000 - $100,000)) = $75,000

The EER benefit is equal to $50,000 under (a), which is the lesser of $50,000 (50% x $100,000) and $75,000 (50% x ($250,000 - $100,000)).

EXAMPLE 3. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments. Further assume that the Owner takes a $15,000 withdrawal and that the Accumulated Value was equal to $150,000 before the withdrawal was taken. Since there was $50,000 of earnings in the Contract at the time of withdrawal, for purposes of the Enhanced Earnings Rider the withdrawal is considered to be a withdrawal of $15,000 of earnings. Immediately after the withdrawal, the Accumulated Value is $135,000 and the gross payments (not previously withdrawn) is $100,000.

Immediately after the withdrawal, the EER benefit is equal to the LESSER of:

(a) 50% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (50% x $100,000) = $50,000; or

(b) 50% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the contract = (50% x ($135,000 - $100,000)) = $17,500

The EER benefit is equal to $17,500 under (b), which is the lesser of $50,000 (50% x 100,000) and $17,500 (50% x ($135,000 - $100,000)).

EXAMPLE 4. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments. Further assume that the Owner takes a $65,000 withdrawal and that the Accumulated Value was equal to $150,000 before the withdrawal was taken. Since there was $50,000 of earnings in the Contract at the time of the withdrawal, for purposes of the Enhanced Earnings Rider the withdrawal of $65,000 is considered to be a withdrawal of $50,000 earnings and $15,000 of gross payments. Immediately after the withdrawal, the Accumulated Value is $85,000 and the gross payments (not previously withdrawn) is $85,000.

Immediately after the withdrawal, the EER benefit is equal to the LESSER of:

(a) 50% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (50% x $85,000) = $42,500; or

(b) 50% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the contract = (50% x ($85,000 - $85,000)) = $0

The EER benefit is equal to $0 under (b), which is the lesser of $42,500 (50% x $85,000) and $0 (50% x ($85,000 - $85,000)).

TERMINATING THE EER

Once the EER is chosen, it cannot be discontinued unless the underlying contract is surrendered, annuitized, or a death benefit is payable. The EER will terminate on the earliest of the following:

1.   the Annuity Date;

2.   the date the Contract is surrendered;

3.   the date the Company determines a death benefit is payable; or

4. if the deceased Owner's spouse, who is the sole beneficiary, continues the contract.

If the payment of the death benefit is deferred under the Contract or if the Contract is continued by the deceased Owner's spouse, the amount of the EER benefit will be applied to the Contract through an allocation to the Sub-Account investing in the AIT Money Market Fund and the Rider will terminate.

THE EER RIDER MAY NOT BE AVAILABLE IN ALL STATES.

                                   APPENDIX D

                             PERFORMANCE INFORMATION

This Contract was first offered to the public in 2002. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise total return and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence (See Tables 1A and 1B) and (2) the periods that the Underlying Funds have been in existence (See Tables 2A and 2B.) Performance results in Tables 1A and 2A reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Tables 1B and 2B do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither set of tables includes optional Rider charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total" return represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the AIT Money Market Fund refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then annualized by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The effective yield calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Quotations of average annual total return as shown in Table 1A are calculated in the standardized manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.75%, the effect of the $35 annual Contract fee, the Underlying Fund charges and the surrender charge which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges.

Quotations of supplemental average total returns, as shown in Table 1B, are calculated in exactly the same manner and for the same periods of time except that they do not reflect the Contract fee and assume that the Contract is not surrendered at the end of the periods shown.

The performance shown in Tables 2A and 2B is calculated in exactly the same manner as that in Tables 1A and 1B; however, the period of time is based on the Underlying Fund's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Fund was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under this Contract.

For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK

CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

     (1) the Standard & Poor's 500 Composite Stock Price Index (S&P 500), Dow Jones Industrial Average (DJIA), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or
     (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or
     (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company (A.M. Best), Moody's Investors Service (Moody's), Standard & Poor's Insurance Rating Services (S&P) and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

                 ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                    TABLE 1A
                   AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT

                      FOR PERIODS ENDING DECEMBER 31, 2001

                         SINCE INCEPTION OF SUB-ACCOUNT
                    (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)


                                                                           FOR YEAR                     SINCE
                                                         SUB-ACCOUNT        ENDED                    INCEPTION OF
                                                        INCEPTION DATE     12/31/01     5 YEARS      SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund                                         N/A             N/A          N/A            N/A
AIT Equity Index Fund                                        N/A             N/A          N/A            N/A
AIT Government Bond Fund                                     N/A             N/A          N/A            N/A
AIT Money Market Fund                                        N/A             N/A          N/A            N/A
AIT Select Aggressive Growth Fund                            N/A             N/A          N/A            N/A
AIT Select Capital Appreciation Fund                         N/A             N/A          N/A            N/A
AIT Select Emerging Markets Fund                             N/A             N/A          N/A            N/A
AIT Select Growth Fund                                       N/A             N/A          N/A            N/A
AIT Select Growth and Income Fund                            N/A             N/A          N/A            N/A
AIT Select International Equity Fund                         N/A             N/A          N/A            N/A
AIT Select Investment Grade Income Fund                      N/A             N/A          N/A            N/A
AIT Select Strategic Growth Fund                             N/A             N/A          N/A            N/A
AIT Select Strategic Income Fund                             N/A             N/A          N/A            N/A
AIT Select Value Opportunity Fund                            N/A             N/A          N/A            N/A
AIM V.I. Aggressive Growth Fund                              N/A             N/A          N/A            N/A
AIM V.I. Basic Value Fund                                    N/A             N/A          N/A            N/A
AIM V.I. Blue Chip Fund                                      N/A             N/A          N/A            N/A
AIM V.I. Capital Development Growth Fund                     N/A             N/A          N/A            N/A
AIM V.I. Premier Equity Fund                                 N/A             N/A          N/A            N/A
AllianceBernstein Small Cap Value Portfolio                  N/A             N/A          N/A            N/A
AllianceBernstein Value Portfolio                            N/A             N/A          N/A            N/A
Alliance Growth and Income Portfolio                         N/A             N/A          N/A            N/A
Alliance Premier Growth Portfolio                            N/A             N/A          N/A            N/A
Alliance Technology Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP Equity-Income Portfolio                         N/A             N/A          N/A            N/A
Fidelity VIP Growth Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP II Contrafund(R) Portfolio                      N/A             N/A          N/A            N/A
Fidelity VIP III Mid Cap Portfolio                           N/A             N/A          N/A            N/A
Fidelity VIP III Value Strategies Portfolio                  N/A             N/A          N/A            N/A
FT VIP Franklin Large Cap Growth Securities Fund             N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Fund                               N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Value Securities Fund              N/A             N/A          N/A            N/A
FT VIP Mutual Shares Securities Fund                         N/A             N/A          N/A            N/A
FT VIP Templeton Foreign Securities Fund                     N/A             N/A          N/A            N/A
MFS(R) Mid Cap Growth Series                                 N/A             N/A          N/A            N/A
MFS(R) New Discovery Series                                  N/A             N/A          N/A            N/A
MFS(R) Total Return Series                                   N/A             N/A          N/A            N/A
MFS(R) Utilities Series                                      N/A             N/A          N/A            N/A
Oppenheimer Capital Appreciation Fund/VA                     N/A             N/A          N/A            N/A
Oppenheimer Global Securities Fund/VA                        N/A             N/A          N/A            N/A
Oppenheimer High Income Fund/VA                              N/A             N/A          N/A            N/A
Oppenheimer Main Street Growth & Income Fund/VA              N/A             N/A          N/A            N/A
Oppenheimer Multiple Strategies Fund/VA                      N/A             N/A          N/A            N/A

* This is a new Sub-Account so no historical figures are available.


                                    TABLE 1B
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS

                      FOR PERIODS ENDING DECEMBER 31, 2001

                             SINCE INCEPTION OF SUB-ACCOUNT
            (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)


                                                                           FOR YEAR                     SINCE
                                                         SUB-ACCOUNT        ENDED                    INCEPTION OF
                                                        INCEPTION DATE     12/31/01     5 YEARS      SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund                                         N/A             N/A          N/A            N/A
AIT Equity Index Fund                                        N/A             N/A          N/A            N/A
AIT Government Bond Fund                                     N/A             N/A          N/A            N/A
AIT Money Market Fund                                        N/A             N/A          N/A            N/A
AIT Select Aggressive Growth Fund                            N/A             N/A          N/A            N/A
AIT Select Capital Appreciation Fund                         N/A             N/A          N/A            N/A
AIT Select Emerging Markets Fund                             N/A             N/A          N/A            N/A
AIT Select Growth Fund                                       N/A             N/A          N/A            N/A
AIT Select Growth and Income Fund                            N/A             N/A          N/A            N/A
AIT Select International Equity Fund                         N/A             N/A          N/A            N/A
AIT Select Investment Grade Income Fund                      N/A             N/A          N/A            N/A
AIT Select Strategic Growth Fund                             N/A             N/A          N/A            N/A
AIT Select Strategic Income Fund                             N/A             N/A          N/A            N/A
AIT Select Value Opportunity Fund                            N/A             N/A          N/A            N/A
AIM V.I. Aggressive Growth Fund                              N/A             N/A          N/A            N/A
AIM V.I. Basic Value Fund                                    N/A             N/A          N/A            N/A
AIM V.I. Blue Chip Fund                                      N/A             N/A          N/A            N/A
AIM V.I. Capital Development Growth Fund                     N/A             N/A          N/A            N/A
AIM V.I. Premier Equity Fund                                 N/A             N/A          N/A            N/A
AllianceBernstein Small Cap Value Portfolio                  N/A             N/A          N/A            N/A
AllianceBernstein Value Portfolio                            N/A             N/A          N/A            N/A
Alliance Growth and Income Portfolio                         N/A             N/A          N/A            N/A
Alliance Premier Growth Portfolio                            N/A             N/A          N/A            N/A
Alliance Technology Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP Equity-Income Portfolio                         N/A             N/A          N/A            N/A
Fidelity VIP Growth Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP II Contrafund(R) Portfolio                      N/A             N/A          N/A            N/A
Fidelity VIP III Mid Cap Portfolio                           N/A             N/A          N/A            N/A
Fidelity VIP III Value Strategies Portfolio                  N/A             N/A          N/A            N/A
FT VIP Franklin Large Cap Growth Securities Fund             N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Fund                               N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Value Securities Fund              N/A             N/A          N/A            N/A
FT VIP Mutual Shares Securities Fund                         N/A             N/A          N/A            N/A
FT VIP Templeton Foreign Securities Fund                     N/A             N/A          N/A            N/A
MFS(R) Mid Cap Growth Series                                 N/A             N/A          N/A            N/A
MFS(R) New Discovery Series                                  N/A             N/A          N/A            N/A
MFS(R) Total Return Series                                   N/A             N/A          N/A            N/A
MFS(R) Utilities Series                                      N/A             N/A          N/A            N/A
Oppenheimer Capital Appreciation Fund/VA                     N/A             N/A          N/A            N/A
Oppenheimer Global Securities Fund/VA                        N/A             N/A          N/A            N/A
Oppenheimer High Income Fund/VA                              N/A             N/A          N/A            N/A
Oppenheimer Main Street Growth & Income Fund/VA              N/A             N/A          N/A            N/A
Oppenheimer Multiple Strategies Fund/VA                      N/A             N/A          N/A            N/A

* This is a new Sub-Account so no historical figures are available.


                                    TABLE 2A
                          AVERAGE ANNUAL TOTAL RETURNS

                      FOR PERIODS ENDING DECEMBER 31, 2001

                      SINCE INCEPTION OF UNDERLYING FUND(1)
                    (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)


                                                                                                   10 YEARS OR SINCE
                                                                           FOR YEAR                   INCEPTION OF
                                                       UNDERLYING FUND      ENDED                   UNDERLYING FUND
                                                        INCEPTION DATE     12/31/01     5 YEARS        (IF LESS)
-----------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund*                                      4/29/85         -23.50%       5.85%           8.31%
AIT Equity Index Fund*                                     9/28/90         -19.01%       8.43%           10.50%
AIT Government Bond Fund*                                  8/26/91          -0.92%       4.62%           4.31%
AIT Money Market Fund*                                     4/29/85          -4.00%       3.52%           3.03%
AIT Select Aggressive Growth Fund*                         8/21/92         -27.82%      -0.29%           7.56%
AIT Select Capital Appreciation Fund*                      4/28/95          -8.99%       9.54%           13.36%
AIT Select Emerging Markets Fund*                          2/20/98         -16.35%        N/A            -9.10%
AIT Select Growth Fund*                                    8/21/92         -30.69%       5.95%           7.98%
AIT Select Growth and Income Fund*                         8/21/92         -18.76%       4.01%           7.42%
AIT Select International Equity Fund*                       5/2/94         -27.72%       0.99%           4.50%
AIT Select Investment Grade Income Fund*                   4/29/85          -0.63%       4.99%           5.20%
AIT Select Strategic Growth Fund*                          2/20/98         -34.91%        N/A           -17.78%
AIT Select Strategic Income Fund*                           7/3/00          -1.55%        N/A            6.02%
AIT Select Value Opportunity Fund*                         4/30/93          3.75%       10.91%           11.65%
AIM V.I. Aggressive Growth Fund*                            5/1/98         -31.93%        N/A            0.34%
AIM V.I. Basic Value Fund*                                 12/29/99        -28.69%        N/A           -19.35%
AIM V.I. Blue Chip Fund*                                    5/5/93         -19.52%       7.77%           11.34%
AIM V.I. Capital Development Growth Fund*                  9/10/01           N/A          N/A            -5.53%
AIM V.I. Premier Equity Fund*                               5/1/98         -15.38%        N/A            3.06%
AllianceBernstein Small Cap Value Portfolio*                5/1/01           N/A          N/A            2.65%
AllianceBernstein Value Portfolio*                          5/1/01           N/A          N/A            -7.53%
Alliance Growth and Income Portfolio*                      1/14/91          -7.83%      12.37%           12.60%
Alliance Premier Growth Portfolio*                         6/26/92         -23.99%      10.34%           13.24%
Alliance Technology Portfolio*                             1/11/96         -31.36%      10.19%           9.90%
Fidelity VIP Equity-Income Portfolio*                      10/9/86         -12.73%       7.21%           11.33%
Fidelity VIP Growth Portfolio*                             10/9/86         -24.38%       9.42%           11.13%
Fidelity VIP II Contrafund(R) Portfolio*                    1/3/95         -19.42%       8.23%           13.43%
Fidelity VIP III Mid Cap Portfolio*                        12/28/98        -11.12%        N/A            21.42%
Fidelity VIP III Value Strategies Portfolio*                 N/A             N/A          N/A             N/A
FT VIP Franklin Large Cap Growth Securities Fund*           5/1/96         -18.52%       9.71%           10.58%
FT VIP Franklin Small Cap Fund*                            11/1/95         -21.98%       8.59%           11.19%
FT VIP Franklin Small Cap Value Securities Fund*            5/1/98          4.81%         N/A            0.24%
FT VIP Mutual Shares Securities Fund                       11/8/96          -1.46%       8.23%           8.33%
FT VIP Templeton Foreign Securities Fund                    5/1/92         -22.67%       2.79%           7.65%
MFS(R) Mid Cap Growth Series*                               5/1/00         -24.11%        N/A           -17.44%
MFS(R) New Discovery Series*                                5/1/98         -12.58%        N/A            11.61%

MFS(R) Total Return Series*                                 1/3/95          -7.70%       8.38%           11.20%
MFS(R) Utilities Series*                                    1/3/95         -30.22%       8.61%           12.75%
Oppenheimer Capital Appreciation Fund/VA*                   4/3/85         -19.52%      12.19%           13.19%
Oppenheimer Global Securities Fund/VA*                     11/12/90        -19.03%      13.38%           11.91%
Oppenheimer High Income Fund/VA*                           4/30/86          -6.13%       1.07%           6.81%
Oppenheimer Main Street Growth & Income Fund/VA*            7/5/95         -17.29%       4.84%           10.92%
Oppenheimer Multiple Strategies Fund/VA*                    2/9/87          -5.90%       6.85%           8.27%



(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

                                    TABLE 2B
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS

                      FOR PERIODS ENDING DECEMBER 31, 2001

                         SINCE INCEPTION OF UNDERLYING FUND(1)
           (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                                                                                     10 YEARS OR
                                                                                                   SINCE INCEPTION
                                                                           FOR YEAR                       OF
                                                       UNDERLYING FUND       ENDED                 UNDERLYING FUND
                                                        INCEPTION DATE     12/31/01     5 YEARS        (IF LESS)
---------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund*                                      4/29/85         -18.35%       5.86%          8.31%
AIT Equity Index Fund*                                     9/28/90         -13.56%       8.44%          10.50%
AIT Government Bond Fund*                                  8/26/91          5.75%        4.62%          4.31%
AIT Money Market Fund*                                     4/29/85          2.46%        3.52%          3.03%
AIT Select Aggressive Growth Fund*                         8/21/92         -22.97%      -0.29%          7.57%
AIT Select Capital Appreciation Fund*                      4/28/95          -2.87%       9.54%          13.36%
AIT Select Emerging Markets Fund*                          2/20/98         -10.72%        N/A           -9.09%
AIT Select Growth Fund*                                    8/21/92         -26.03%       5.96%          7.99%
AIT Select Growth and Income Fund*                         8/21/92         -13.29%       4.01%          7.43%
AIT Select International Equity Fund*                       5/2/94         -22.85%       0.99%          4.51%
AIT Select Investment Grade Income Fund*                   4/29/85          6.05%        4.99%          5.20%
AIT Select Strategic Growth Fund*                          2/20/98         -30.52%        N/A          -17.77%
AIT Select Strategic Income Fund*                           7/3/00          5.08%         N/A           6.03%
AIT Select Value Opportunity Fund*                         4/30/93          10.73%      10.92%          11.65%
AIM V.I. Aggressive Growth Fund*                            5/1/98         -27.35%        N/A           0.35%
AIM V.I. Basic Value Fund*                                 12/29/99        -23.89%        N/A          -17.08%
AIM V.I. Blue Chip Fund*                                    5/5/93         -14.10%       7.77%          11.34%
AIM V.I. Capital Development Growth Fund*                  9/10/01           N/A          N/A           0.83%
AIM V.I. Premier Equity Fund*                               5/1/98          -9.69%        N/A           3.07%
AllianceBernstein Small Cap Value Portfolio*                5/1/01           N/A          N/A           9.56%
AllianceBernstein Value Portfolio*                          5/1/01           N/A          N/A           -1.30%
Alliance Growth and Income Portfolio*                      1/14/91          -1.64%      12.37%          12.60%
Alliance Premier Growth Portfolio*                         6/26/92         -18.87%      10.35%          13.25%
Alliance Technology Portfolio*                             1/11/96         -26.74%      10.20%          9.90%
Fidelity VIP Equity-Income Portfolio*                      10/9/86          -6.86%       7.21%          11.33%
Fidelity VIP Growth Portfolio*                             10/9/86         -19.30%       9.42%          11.13%
Fidelity VIP II Contrafund(R) Portfolio*                    1/3/95         -14.00%       8.23%          13.43%
Fidelity VIP III Mid Cap Portfolio*                       12/28/98         -5.14%        N/A           22.32%
Fidelity VIP III Value Strategies Portfolio*                 N/A             N/A          N/A            N/A
FT VIP Franklin Large Cap Growth Securities Fund*           5/1/96         -13.03%       9.71%          10.59%
FT VIP Franklin Small Cap Fund*                            11/1/95         -16.73%       8.59%          11.20%
FT VIP Franklin Small Cap Value Securities Fund*            5/1/98          11.81%        N/A           1.26%
FT VIP Mutual Shares Securities Fund                       11/8/96          5.17%        8.24%          8.34%
FT VIP Templeton Foreign Securities Fund                    5/1/92         -17.47%       2.79%          7.65%
MFS(R) Mid Cap Growth Series*                               5/1/00         -19.00%        N/A          -14.15%
MFS(R) New Discovery Series*                                5/1/98          -6.70%        N/A           12.42%
MFS(R) Total Return Series*                                 1/3/95          -1.49%       8.38%          11.20%
MFS(R) Utilities Series*                                    1/3/95         -25.52%       8.61%          12.75%
Oppenheimer Capital Appreciation Fund/VA*                   4/3/85         -14.10%      12.19%          13.19%
Oppenheimer Global Securities Fund/VA*                    11/12/90         -13.58%      13.38%          11.92%
Oppenheimer High Income Fund/VA*                           4/30/86           0.18%       1.08%          6.82%
Oppenheimer Main Street Growth & Income Fund/VA*            7/5/95         -11.72%       4.84%          10.93%
Oppenheimer Multiple Strategies Fund/VA*                    2/9/87           0.42%       6.85%          8.27%

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period IS BASED on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

                    FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                                    TABLE 1A
                   AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT

                      FOR PERIODS ENDING DECEMBER 31, 2001

                         SINCE INCEPTION OF SUB-ACCOUNT
                    (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)


                                                                           FOR YEAR                     SINCE
                                                         SUB-ACCOUNT        ENDED                    INCEPTION OF
                                                        INCEPTION DATE     12/31/01     5 YEARS      SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund                                         N/A             N/A          N/A            N/A
AIT Equity Index Fund                                        N/A             N/A          N/A            N/A
AIT Government Bond Fund                                     N/A             N/A          N/A            N/A
AIT Money Market Fund                                        N/A             N/A          N/A            N/A
AIT Select Aggressive Growth Fund                            N/A             N/A          N/A            N/A
AIT Select Capital Appreciation Fund                         N/A             N/A          N/A            N/A
AIT Select Emerging Markets Fund                             N/A             N/A          N/A            N/A
AIT Select Growth Fund                                       N/A             N/A          N/A            N/A
AIT Select Growth and Income Fund                            N/A             N/A          N/A            N/A
AIT Select International Equity Fund                         N/A             N/A          N/A            N/A
AIT Select Investment Grade Income Fund                      N/A             N/A          N/A            N/A
AIT Select Strategic Growth Fund                             N/A             N/A          N/A            N/A
AIT Select Strategic Income Fund                             N/A             N/A          N/A            N/A
AIT Select Value Opportunity Fund                            N/A             N/A          N/A            N/A
AIM V.I. Aggressive Growth Fund                              N/A             N/A          N/A            N/A
AIM V.I. Basic Value Fund                                    N/A             N/A          N/A            N/A
AIM V.I. Blue Chip Fund                                      N/A             N/A          N/A            N/A
AIM V.I. Capital Development Growth Fund                     N/A             N/A          N/A            N/A
AIM V.I. Premier Equity Fund                                 N/A             N/A          N/A            N/A
AllianceBernstein Small Cap Value Portfolio                  N/A             N/A          N/A            N/A
AllianceBernstein Value Portfolio                            N/A             N/A          N/A            N/A
Alliance Growth and Income Portfolio                         N/A             N/A          N/A            N/A
Alliance Premier Growth Portfolio                            N/A             N/A          N/A            N/A
Alliance Technology Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP Equity-Income Portfolio                         N/A             N/A          N/A            N/A
Fidelity VIP Growth Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP II Contrafund(R) Portfolio                      N/A             N/A          N/A            N/A
Fidelity VIP III Mid Cap Portfolio                           N/A             N/A          N/A            N/A
Fidelity VIP III Value Strategies Portfolio                  N/A             N/A          N/A            N/A
FT VIP Franklin Large Cap Growth Securities Fund             N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Fund                               N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Value Securities Fund              N/A             N/A          N/A            N/A
FT VIP Mutual Shares Securities Fund                         N/A             N/A          N/A            N/A
FT VIP Templeton Foreign Securities Fund                     N/A             N/A          N/A            N/A
MFS(R) Mid Cap Growth Series                                 N/A             N/A          N/A            N/A
MFS(R) New Discovery Series                                  N/A             N/A          N/A            N/A
MFS(R) Total Return Series                                   N/A             N/A          N/A            N/A
MFS(R) Utilities Series                                      N/A             N/A          N/A            N/A
Oppenheimer Capital Appreciation Fund/VA                     N/A             N/A          N/A            N/A
Oppenheimer Global Securities Fund/VA                        N/A             N/A          N/A            N/A
Oppenheimer High Income Fund/VA                              N/A             N/A          N/A            N/A
Oppenheimer Main Street Growth & Income Fund/VA              N/A             N/A          N/A            N/A
Oppenheimer Multiple Strategies Fund/VA                      N/A             N/A          N/A            N/A

* This is a new Sub-Account so no historical figures are available.


                                    TABLE 1B
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS

                      FOR PERIODS ENDING DECEMBER 31, 2001

                             SINCE INCEPTION OF SUB-ACCOUNT
            (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)


                                                                           FOR YEAR                     SINCE
                                                         SUB-ACCOUNT        ENDED                    INCEPTION OF
                                                        INCEPTION DATE     12/31/01     5 YEARS      SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund                                         N/A             N/A          N/A            N/A
AIT Equity Index Fund                                        N/A             N/A          N/A            N/A
AIT Government Bond Fund                                     N/A             N/A          N/A            N/A
AIT Money Market Fund                                        N/A             N/A          N/A            N/A
AIT Select Aggressive Growth Fund                            N/A             N/A          N/A            N/A
AIT Select Capital Appreciation Fund                         N/A             N/A          N/A            N/A
AIT Select Emerging Markets Fund                             N/A             N/A          N/A            N/A
AIT Select Growth Fund                                       N/A             N/A          N/A            N/A
AIT Select Growth and Income Fund                            N/A             N/A          N/A            N/A
AIT Select International Equity Fund                         N/A             N/A          N/A            N/A
AIT Select Investment Grade Income Fund                      N/A             N/A          N/A            N/A
AIT Select Strategic Growth Fund                             N/A             N/A          N/A            N/A
AIT Select Strategic Income Fund                             N/A             N/A          N/A            N/A
AIT Select Value Opportunity Fund                            N/A             N/A          N/A            N/A
AIM V.I. Aggressive Growth Fund                              N/A             N/A          N/A            N/A
AIM V.I. Basic Value Fund                                    N/A             N/A          N/A            N/A
AIM V.I. Blue Chip Fund                                      N/A             N/A          N/A            N/A
AIM V.I. Capital Development Growth Fund                     N/A             N/A          N/A            N/A
AIM V.I. Premier Equity Fund                                 N/A             N/A          N/A            N/A
AllianceBernstein Small Cap Value Portfolio                  N/A             N/A          N/A            N/A
AllianceBernstein Value Portfolio                            N/A             N/A          N/A            N/A
Alliance Growth and Income Portfolio                         N/A             N/A          N/A            N/A
Alliance Premier Growth Portfolio                            N/A             N/A          N/A            N/A
Alliance Technology Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP Equity-Income Portfolio                         N/A             N/A          N/A            N/A
Fidelity VIP Growth Portfolio                                N/A             N/A          N/A            N/A
Fidelity VIP II Contrafund(R) Portfolio                      N/A             N/A          N/A            N/A
Fidelity VIP III Mid Cap Portfolio                           N/A             N/A          N/A            N/A
Fidelity VIP III Value Strategies Portfolio                  N/A             N/A          N/A            N/A
FT VIP Franklin Large Cap Growth Securities Fund             N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Fund                               N/A             N/A          N/A            N/A
FT VIP Franklin Small Cap Value Securities Fund              N/A             N/A          N/A            N/A
FT VIP Mutual Shares Securities Fund                         N/A             N/A          N/A            N/A
FT VIP Templeton Foreign Securities Fund                     N/A             N/A          N/A            N/A
MFS(R) Mid Cap Growth Series                                 N/A             N/A          N/A            N/A
MFS(R) New Discovery Series                                  N/A             N/A          N/A            N/A
MFS(R) Total Return Series                                   N/A             N/A          N/A            N/A
MFS(R) Utilities Series                                      N/A             N/A          N/A            N/A
Oppenheimer Capital Appreciation Fund/VA                     N/A             N/A          N/A            N/A
Oppenheimer Global Securities Fund/VA                        N/A             N/A          N/A            N/A
Oppenheimer High Income Fund/VA                              N/A             N/A          N/A            N/A
Oppenheimer Main Street Growth & Income Fund/VA              N/A             N/A          N/A            N/A
Oppenheimer Multiple Strategies Fund/VA                      N/A             N/A          N/A            N/A

* This is a new Sub-Account so no historical figures are available.


                                    TABLE 2A
                          AVERAGE ANNUAL TOTAL RETURNS

                      FOR PERIODS ENDING DECEMBER 31, 2001

                      SINCE INCEPTION OF UNDERLYING FUND(1)
                    (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)


                                                                                                   10 YEARS OR SINCE
                                                                           FOR YEAR                   INCEPTION OF
                                                       UNDERLYING FUND      ENDED                   UNDERLYING FUND
                                                        INCEPTION DATE     12/31/01     5 YEARS        (IF LESS)
-----------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund*                                      4/29/85         -23.50%       5.85%           8.31%
AIT Equity Index Fund*                                     9/28/90         -19.01%       8.43%           10.50%
AIT Government Bond Fund*                                  8/26/91          -0.92%       4.62%           4.31%
AIT Money Market Fund*                                     4/29/85          -4.00%       3.52%           3.03%
AIT Select Aggressive Growth Fund*                         8/21/92         -27.82%      -0.29%           7.56%
AIT Select Capital Appreciation Fund*                      4/28/95          -8.99%       9.54%           13.36%
AIT Select Emerging Markets Fund*                          2/20/98         -16.35%        N/A            -9.10%
AIT Select Growth Fund*                                    8/21/92         -30.69%       5.95%           7.98%
AIT Select Growth and Income Fund*                         8/21/92         -18.76%       4.01%           7.42%
AIT Select International Equity Fund*                       5/2/94         -27.72%       0.99%           4.50%
AIT Select Investment Grade Income Fund*                   4/29/85          -0.63%       4.99%           5.20%
AIT Select Strategic Growth Fund*                          2/20/98         -34.91%        N/A           -17.78%
AIT Select Strategic Income Fund*                           7/3/00          -1.55%        N/A            6.02%
AIT Select Value Opportunity Fund*                         4/30/93          3.75%       10.91%           11.65%
AIM V.I. Aggressive Growth Fund*                            5/1/98         -31.93%        N/A            0.34%
AIM V.I. Basic Value Fund*                                 12/29/99        -28.69%        N/A           -19.35%
AIM V.I. Blue Chip Fund*                                    5/5/93         -19.52%       7.77%           11.34%
AIM V.I. Capital Development Growth Fund*                  9/10/01           N/A          N/A            -5.53%
AIM V.I. Premier Equity Fund*                               5/1/98         -15.38%        N/A            3.06%
AllianceBernstein Small Cap Value Portfolio*                5/1/01           N/A          N/A            2.65%
AllianceBernstein Value Portfolio*                          5/1/01           N/A          N/A            -7.53%
Alliance Growth and Income Portfolio*                      1/14/91          -7.83%      12.37%           12.60%
Alliance Premier Growth Portfolio*                         6/26/92         -23.99%      10.34%           13.24%
Alliance Technology Portfolio*                             1/11/96         -31.36%      10.19%           9.90%
Fidelity VIP Equity-Income Portfolio*                      10/9/86         -12.73%       7.21%           11.33%
Fidelity VIP Growth Portfolio*                             10/9/86         -24.38%       9.42%           11.13%
Fidelity VIP II Contrafund(R) Portfolio*                    1/3/95         -19.42%       8.23%           13.43%
Fidelity VIP III Mid Cap Portfolio*                        12/28/98        -11.12%        N/A            21.42%
Fidelity VIP III Value Strategies Portfolio*                 N/A             N/A          N/A             N/A
FT VIP Franklin Large Cap Growth Securities Fund*           5/1/96         -18.52%       9.71%           10.58%
FT VIP Franklin Small Cap Fund*                            11/1/95         -21.98%       8.59%           11.19%
FT VIP Franklin Small Cap Value Securities Fund*            5/1/98          4.81%         N/A            0.24%
FT VIP Mutual Shares Securities Fund                       11/8/96          -1.46%       8.23%           8.33%
FT VIP Templeton Foreign Securities Fund                    5/1/92         -22.67%       2.79%           7.65%
MFS(R) Mid Cap Growth Series*                               5/1/00         -24.11%        N/A           -17.44%
MFS(R) New Discovery Series*                                5/1/98         -12.58%        N/A            11.61%

MFS(R) Total Return Series*                                 1/3/95          -7.70%       8.38%           11.20%
MFS(R) Utilities Series*                                    1/3/95         -30.22%       8.61%           12.75%
Oppenheimer Capital Appreciation Fund/VA*                   4/3/85         -19.52%      12.19%           13.19%
Oppenheimer Global Securities Fund/VA*                     11/12/90        -19.03%      13.38%           11.91%
Oppenheimer High Income Fund/VA*                           4/30/86          -6.13%       1.07%           6.81%
Oppenheimer Main Street Growth & Income Fund/VA*            7/5/95         -17.29%       4.84%           10.92%
Oppenheimer Multiple Strategies Fund/VA*                    2/9/87          -5.90%       6.85%           8.27%


(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

                                    TABLE 2B
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS

                      FOR PERIODS ENDING DECEMBER 31, 2001

                         SINCE INCEPTION OF UNDERLYING FUND(1)
         (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)


                                                                                                     10 YEARS OR
                                                                                                  SINCE INCEPTION
                                                                           FOR YEAR                      OF
                                                       UNDERLYING FUND      ENDED                  UNDERLYING FUND
                                                        INCEPTION DATE     12/31/01     5 YEARS       (IF LESS)
---------------------------------------------------------------------------------------------------------------------
AIT Core Equity Fund*                                      4/29/85         -18.35%       5.86%          8.31%
AIT Equity Index Fund*                                     9/28/90         -13.56%       8.44%          10.50%
AIT Government Bond Fund*                                  8/26/91          5.75%        4.62%          4.31%
AIT Money Market Fund*                                     4/29/85          2.46%        3.52%          3.03%
AIT Select Aggressive Growth Fund*                         8/21/92         -22.97%      -0.29%          7.57%
AIT Select Capital Appreciation Fund*                      4/28/95          -2.87%       9.54%          13.36%
AIT Select Emerging Markets Fund*                          2/20/98         -10.72%        N/A           -9.09%
AIT Select Growth Fund*                                    8/21/92         -26.03%       5.96%          7.99%
AIT Select Growth and Income Fund*                         8/21/92         -13.29%       4.01%          7.43%
AIT Select International Equity Fund*                       5/2/94         -22.85%       0.99%          4.51%
AIT Select Investment Grade Income Fund*                   4/29/85          6.05%        4.99%          5.20%
AIT Select Strategic Growth Fund*                          2/20/98         -30.52%        N/A          -17.77%
AIT Select Strategic Income Fund*                           7/3/00          5.08%         N/A           6.03%
AIT Select Value Opportunity Fund*                         4/30/93          10.73%      10.92%          11.65%
AIM V.I. Aggressive Growth Fund*                            5/1/98         -27.35%        N/A           0.35%
AIM V.I. Basic Value Fund*                                 12/29/99        -23.89%        N/A          -17.08%
AIM V.I. Blue Chip Fund*                                    5/5/93         -14.10%       7.77%          11.34%
AIM V.I. Capital Development Growth Fund*                  9/10/01           N/A          N/A           0.83%
AIM V.I. Premier Equity Fund*                               5/1/98          -9.69%        N/A           3.07%
AllianceBernstein Small Cap Value Portfolio*                5/1/01           N/A          N/A           9.56%
AllianceBernstein Value Portfolio*                          5/1/01           N/A          N/A           -1.30%
Alliance Growth and Income Portfolio*                      1/14/91          -1.64%      12.37%          12.60%
Alliance Premier Growth Portfolio*                         6/26/92         -18.87%      10.35%          13.25%
Alliance Technology Portfolio*                             1/11/96         -26.74%      10.20%          9.90%
Fidelity VIP Equity-Income Portfolio*                      10/9/86          -6.86%       7.21%          11.33%
Fidelity VIP Growth Portfolio*                             10/9/86         -19.30%       9.42%          11.13%
Fidelity VIP II Contrafund(R) Portfolio*                    1/3/95         -14.00%       8.23%          13.43%
Fidelity VIP III Mid Cap Portfolio*                        12/28/98         -5.14%        N/A           22.32%
Fidelity VIP III Value Strategies Portfolio*                 N/A             N/A          N/A            N/A
FT VIP Franklin Large Cap Growth Securities Fund*           5/1/96         -13.03%       9.71%          10.59%
FT VIP Franklin Small Cap Fund*                            11/1/95         -16.73%       8.59%          11.20%
FT VIP Franklin Small Cap Value Securities Fund*            5/1/98          11.81%        N/A           1.26%
FT VIP Mutual Shares Securities Fund                       11/8/96          5.17%        8.24%          8.34%
FT VIP Templeton Foreign Securities Fund                    5/1/92         -17.47%       2.79%          7.65%
MFS(R) Mid Cap Growth Series*                               5/1/00         -19.00%        N/A          -14.15%
MFS(R) New Discovery Series*                                5/1/98          -6.70%        N/A           12.42%
MFS(R) Total Return Series*                                 1/3/95          -1.49%       8.38%          11.20%
MFS(R) Utilities Series*                                    1/3/95         -25.52%       8.61%          12.75%
Oppenheimer Capital Appreciation Fund/VA*                   4/3/85         -14.10%      12.19%          13.19%
Oppenheimer Global Securities Fund/VA*                     11/12/90        -13.58%      13.38%          11.92%
Oppenheimer High Income Fund/VA*                           4/30/86          0.18%        1.08%          6.82%
Oppenheimer Main Street Growth & Income Fund/VA*            7/5/95         -11.72%       4.84%          10.93%
Oppenheimer Multiple Strategies Fund/VA*                    2/9/87          0.42%        6.85%          8.27%

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period IS BASED on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

                                   APPENDIX E

                   SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES

FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume there are no partial withdrawals and that the Withdrawal Without Surrender Charge Amount is equal to 10% of the Gross Payment Base in the Contract. The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.



                                                       WITHDRAWAL
                                     HYPOTHETICAL       WITHOUT        SURRENDER
                      CONTRACT        ACCUMULATED      SURRENDER        CHARGER          SURRENDER
                        YEAR             VALUE       CHARGE AMOUNT     PERCENTAGE         CHARGE
                   -------------   ---------------  ----------------  -------------   ---------------
                         1          $    54,000      $   5,000            7.0%         $   3,430
                         2               58,320          5,000            6.0%             3,000
                         3               62,986          5,000            4.0%             2,000
                         4               68,024          5,000            0.0%                 0
                         5               73,466          5,000            0.0%                 0


WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume that the Withdrawal Without Surrender Charge Amount is equal to 10% of the Gross Payment Base and there are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated
Values:



                                                               WITHDRAWAL
                                                                WITHOUT
                                  HYPOTHETICAL                 SURRENDER     SURRENDER
                    CONTRACT      ACCUMULATED                    CHARGE       CHARGER      SURRENDER
                      YEAR           VALUE       WITHDRAWAL      AMOUNT      PERCENTAGE     CHARGE
                 ------------  ---------------  ------------  ------------  ------------  -----------
                       1          $   54,000        $   0     $   5,000         7.0%          $0
                       2              58,320       30,000         5,000         6.0%       1,500
                       3              30,586       10,000         2,500         4.0%         300
                       4              22,233        5,000         1,750         0.0%           0
                       5              18,612       12,000         1,425         0.0%           0
                       6               7,141        5,000           368         0.0%           0
                       7               2,312        1,000             0         0.0%           0
                       8               1,417            0             0         0.0%           0

PART 2:  MARKET VALUE ADJUSTMENT
                                          n/365
The market value factor is:  [(1+i)/(1+j)]      - 1

For purposes of the examples below:

i = the guaranteed interest rate being credited to the guarantee period.

j = the guaranteed interest rate on the date of surrender for the guarantee period with a duration equal to the number of years remaining in the current guarantee period, rounded to the next higher number of whole years.

n = the number of days from the date of surrender to the expiration date of the guarantee period.

The following examples assume:

     1.  The payment was allocated to a ten-year Guarantee Period
         Account with a Guaranteed Interest Rate of 8%.

     2. The date of surrender is seven years (2,555 days) from the expiration date.

     3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

     4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

     5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED) *

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

                                                         n/365
             The market value factor    =   [(1+i)/(1+j)]      - 1

                                                             2555/365
                                        =   [(1+.08)/(1+.11)]         - 1

                                                    7
                                        =   (.97297)  - 1

                                        =    -.17452

         The Market Value Adjustment    =   Maximum of the market value factor
                                            multiplied by the withdrawal or the
                                            negative of the excess interest
                                            earned over 3%

                                        =   Maximum (-.17452 X $62,985.60 or
                                            -$8,349.25)

                                        =   Maximum (-$10,992.38 or -$8,349.25)
                                            = -$8,349.25

*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)**

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

                                                         n/365
             The market value factor    =   [(1+i)/(1+j)]      - 1

                                                             2555/365
                                        =   [(1+.08)/(1+.10)]         - 1

                                                    7
                                        =   (.98182)  - 1

                                        =   -.12054

         The Market Value Adjustment    =   the market value factor multiplied
                                            by the withdrawal

                                        =   -.12054 X $62,985.60

                                        =   -$7,592.11

**Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED) *

Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

                                                         n/365
             The market value factor    =   [(1+i)/(1+j)]      - 1

                                                             2555/365
                                        =   [(1+.08)/(1+.05)]         - 1

                                                     7
                                        =   (1.02857)  - 1

                                        =   .21798

         The Market Value Adjustment    =   Minimum of the market value factor
                                            multiplied by the withdrawal or the
                                            excess interest earned over 3%

                                        =   Minimum of (.21798 X $62,985.60 or
                                            $8,349.25)

                                        =   Minimum of ($13,729.78 or $8,349.25)

                                        =   $8,349.25

*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)**

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

                                                         n/365
             The market value factor    =   [(1+i)/(1+j)]      - 1

                                                             2555/365
                                        =   [(1+.08)/(1+.07)]         - 1

                                                     7
                                        =   (1.00935)  - 1

                                        =   .06728

          The Market Value Adjustment   =   the market value factor multiplied
                                            by the withdrawal

                                        =   .06728 X $62,985.60

                                        =   $4,237.90

**Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

                                   APPENDIX F

         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS

Assume in the examples below that a male annuitizes his contract exactly one year after the Issue Date at attained age 65. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,372 Annuity Units and the first monthly annuity benefit payment is equal to $1,372. The following examples assume a net return of 8% (gross return of 9.75%).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the third contract year (the second year of the Annuity Payout phase).

         Annuity Units prior to withdrawal = 1,372
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment prior to withdrawal = $1,438.60

         Rate used in Present Value Determination =
         5% (3% AIR plus 2% Withdrawal Adjustment Charge)
         Present Value of Future Guaranteed Annuity Benefit
         Payments = $126,002.20

         Maximum Present Value Withdrawal Amount =
         $94,501.65 ($126,002.20 X 75%)

         Annuity Units after withdrawal =
         343 (1,372 X (1 - ($94,501.65/$126,002.20)))
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment after withdrawal = $359.65

Because the withdrawal is being made within 3 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,372 after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the ninth contract year (eighth year of the Annuity Payout phase).

         Annuity Units prior to withdrawal = 1,372
         Annuity Unit Value on the date of withdrawal = 1.39350
         Monthly Annuity Benefit Payment prior to withdrawal = $1,911.88

         Rate used in Present Value Determination = 3% (3% AIR)
         Present Value of Future Guaranteed Annuity Benefit Payments =
         $65,945.38

         Maximum Present Value Withdrawal Amount = $49,459.04 ($65,945.38 X 75%)

         Annuity Units after withdrawal =
         343 (1,372 X (1 - ($49,459.04/$65,945.38)))
         Annuity Unit Value on the date of withdrawal = 1.39350
         Monthly Annuity Benefit Payment after withdrawal = $477.97

Because the withdrawal is being made more than 3 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Present Value

Withdrawal, the number of Annuity Units will increase to 1,372 after the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWALS

EXAMPLE 3. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the third contract year (the second year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years.

         Last Monthly Annuity Benefit Payment = $1,436.50
         Withdrawal Amount = $14,365.00 (10 X 1,436.50)

         Annuity Units prior to withdrawal = 1,372
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment prior to withdrawal = $1,438.60

         Rate used in Present Value Determination =
         4% (3% AIR plus 1% Withdrawal Adjustment Charge)
         Present Value of Future Annuity Benefit Payments = $231,075.39

         Annuity Units after withdrawal =
         1,286.71 (1,372 X (1 -($14,365.00/$231,075.39)))
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment after withdrawal = $1,349.17

Because the withdrawal is being made within 3 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 4. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the ninth contract year (eighth year of the Annuity Payout phase).

         Last Monthly Annuity Benefit Payment = $1,820.71
         Withdrawal Amount = $18,207.10 (10 X 1,820.71)

         Annuity Units prior to withdrawal = 1,372
         Annuity Unit Value on the date of withdrawal = 1.39350
         Monthly Annuity Benefit Payment prior to withdrawal = $1,911.88

         Rate used in Present Value Determination = 3% (3% AIR)
         Present Value of Future Annuity Benefit Payments = $269,024.16

         Annuity Units after withdrawal =
         1,279.15 (1,372 X (1 -($18,207.10/$269,024.16)))
         Annuity Unit Value on the date of withdrawal = 1.39350
         Monthly Annuity Benefit Payment after withdrawal = $1,782.50

Because the withdrawal is being made more than 3 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

PRESENT VALUE WITHDRAWAL VERSUS PAYMENT WITHDRAWAL

EXAMPLE 5. Assume that the Owner has taken no previous withdrawals and would like to take a $10,000 withdrawal at the beginning of the third contract year (the second year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years. The following examples show the impact of taking the withdrawal under the Present Value Withdrawal Option and the Payment Withdrawal Option.

PRESENT VALUE WITHDRAWAL

         Annuity Units prior to withdrawal = 1,372
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment prior to withdrawal = $1,438.60

         Rate used in Present Value Determination =
         5% (3% AIR plus 2% Withdrawal Adjustment Charge)
         Present Value of future Guaranteed Annuity Benefit Payments =
         $126,002.20

         Withdrawal = $10,000

         Annuity Units after withdrawal =
         1,263.11 (1,372 X (1 - (10,000/$126,002.20)))
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment after withdrawal = $1,324.42

Because the withdrawal is being made within 3 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,372 at the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWAL

         Annuity Units prior to withdrawal = 1,372
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment prior to withdrawal = $1,438.60

         Rate used in Present Value Determination =
         4% (3% AIR plus 1% Withdrawal Adjustment Charge)
         Present Value of future Annuity Benefit Payments = $231,075.39

         Withdrawal = $10,000

         Annuity Units after withdrawal =
         1,312.63 (1,372 X (1 - (10,000/$231,075.39)))
         Annuity Unit Value on the date of withdrawal = 1.04854
         Monthly Annuity Benefit Payment after withdrawal = $1,376.34

Because the withdrawal is being made within 3 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase at the end of the 10-year period during which the Company guaranteed to make payments.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

              INDIVIDUAL VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                        ALLMERICA SELECT SEPARATE ACCOUNT

                       INVESTING SHARES OF UNDERLYING FUNDS


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE ALLMERICA OPTIM-L PROSPECTUS OF ALLMERICA SELECT SEPARATE ACCOUNT DATED ________, 2002 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-366-1492.



                              DATED ________, 2002












FAFLIC Allmerica Optim-L

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY                                              2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY               3

SERVICES                                                                     4

UNDERWRITERS                                                                 4

ACCUMULATION UNIT CALCULATION AND ANNUITY BENEFIT PAYMENTS                   5

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM                  6

PERFORMANCE INFORMATION                                                      6

FINANCIAL STATEMENTS                                                       F-1


                         GENERAL INFORMATION AND HISTORY

Allmerica Select Separate Account (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on August 20, 1991. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 2001, the Company and its subsidiaries had over $24.3 billion in combined assets and over $38.1 billion of life insurance in force. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Currently, 43 Sub-Accounts of the Variable Account are available under the Allmerica Optim-L contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Allmerica Investment Trust ("AIT"), AIM Variable Insurance Funds ("AIM"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Fidelity Variable Insurance Products Fund ("Fidelity VIP"), Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), Franklin Templeton Variable Insurance Products Trust ("FT VIP"), MFS Variable Insurance Trust (the "MFS Trust"), and Oppenheimer Variable Account Funds ("Oppenheimer").

AIT, AIM, Alliance, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, FT VIP, MFS Trust, and Oppenheimer, are open-end, diversified management investment companies. Fourteen different funds of the Trust are available under the
Contract: the AIT Core Equity Fund AIT Equity Index Fund, AIT Government Bond Fund AIT Money Market Fund, AIT Select Aggressive Growth Fund, AIT Select Capital Appreciation Fund, AIT Select Emerging Markets Fund, AIT Select Growth Fund, AIT Select Growth and Income Fund, AIT Select International Equity Fund, AIT Select Investment Grade Income Fund, AIT Select Strategic Growth Fund, AIT Select Strategic Income Fund, and AIT Select Value Opportunity Fund. Five funds of AIM are available under the Contract: the AIM V.I. Aggressive Growth Fund, AIM V.I. Basic Value Fund, AIM V.I. Blue Chip Fund, AIM V.I. Capital Development Growth Fund, and the AIM V.I. Premier

Equity Fund. Five portfolios of Alliance are available under the Contract: the Alliance Premier Growth Portfolio, the AllianceBernstein Small Cap Value Portfolio, the AllianceBernstein Value Portfolio, Alliance Growth and Income Portfolio, and the Alliance Technology Portfolio (Class B). Two portfolios of Fidelity VIP are available under the Contract: the Fidelity VIP Equity-Income Portfolio and Fidelity VIP Growth Portfolio. One portfolio of Fidelity VIP II is available under the Contract: the Fidelity VIP II Contrafund (R) Portfolio. Two Fidelity VIP III portfolios are available under the Contract: the Fidelity VIP III Mid Cap Portfolio and the Fidelity VIP III Value Strategies Portfolio. Five FT VIP funds are available under the Contract: the FT VIP Franklin Large Cap Growth Securities Fund, the FT VIP Franklin Small Cap Fund, the FT VIP Franklin Small Cap Value Securities Fund, the FT VIP Mutual Shares Securities Fund, and the FT VIP Templeton Foreign Securities Fund. Four MFS Trust funds are available under the Contract: the MFS(R) Mid Cap Growth Series, the MFS(R) New Discovery Series, the MFS(R) Total Return Series, and the MFS(R) Utilities Series. Five Oppenheimer funds are available under the Contract: the Oppenheimer Capital Appreciation Fund/VA, the Oppenheimer Global Securities Fund/VA, the Oppenheimer High Income Fund/VA, the Oppenheimer Main Street Growth & Income Fund/VA, and the Oppenheimer Multiple Strategies Fund/VA. Each fund and portfolio available under the Contract (together, the "Underlying Funds") has its own investment objectives and certain attendant risks.

                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the financial statements of Allmerica Select Separate Account of the Company as of December 31, 2001 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653 was organized in 1969 as a wholly owned subsidiary of First Allmerica and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 6.5% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus.

The aggregate amounts of commissions paid to Allmerica Investments for sales of all contracts funded by Allmerica Select Separate Account (including contracts not described in the Prospectus) for the years 1999, 2000 and 2001 were $2,589,970, $2,060,997.53 and $2,316,796.44.

No commissions were paid for sales of contract A3037-02 since it was not offered until 2002.

No commissions were retained by Allmerica Investments for sales of all contracts funded by Allmerica Select Separate Account (including contracts not described in the Prospectus) for the years 1999, 2000 and 2001.

           ACCUMULATION UNIT CALCULATION AND ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. Assume also, that an optional Enhanced Death Benefit Rider has not been elected. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period                                     $ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period                                         $5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses                            $    1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2)                 0.000335

(5)  Annual Charge (one-day equivalent of 1.75% per annum)                                      0.000048

(6)  Net Investment Rate (4)  - (5)                                                             0.000287

(7)  Net Investment Factor 1.000000 + (6)                                                       1.000295

(8)  Accumulation Unit Value -- Current Period (1) x (7)                                      $ 1.135326

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains of $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134565.

The method for determining the amount of annuity benefit payments is described in detail under "Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Annuitant has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be $44.80 ($44,800 divided by $1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation

Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.

           ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM

To the extent permitted by law, the Company reserves the right to offer an Enhanced Automatic Transfer (Dollar Cost Averaging) Program from time to time. If an Owner elects automatic transfers while the enhanced program is in effect, the Company will credit an enhanced interest rate to eligible payments made to the Enhanced Automatic Transfer Program. Eligible payments:

     -    must be new payments to the Contract, including the initial payment,

     - must be allocated to the Fixed Account, which will be the source account,

     - must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

     -    will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Fund and/or an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified period that would equate the initial amount invested to the ending redeemable values, according to the following formula:

                  (n)
         P(1 + T)        =     ERV

         Where:          P     =      a hypothetical initial payment to the
                                      Variable Account of $1,000

                         T     =      average annual total return

                         n     =      number of years

                         ERV   =      the ending redeemable value of the $1,000
                                      payment at the end of the specified period

The calculation of Total Return includes the 1.75% annual charge against the assets of the Sub-Account. This charge is 2.0% on an annual basis if an optional rider is selected. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:

         COMPLETE YEARS FROM                 SURRENDER CHARGE AS A
     DATE OF PAYMENT TO DATE OF            PERCENTAGE OF THE PAYMENTS
            WITHDRAWAL                             WITHDRAWN
            ----------                             ---------
             Less than 1                                 7.0%
             Less than 2                                 6.0%
             Less than 3                                 4.0%
             Thereafter                                   0%

No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return include the deduction of the $30 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

                 (n)
         P(1 + T)          =        EV

      Where:      P        =        a hypothetical initial payment to the
                                    Variable Account of $1,000

                  T        =        average annual total return

                  n        =        number of years

                  EV       =        the ending value of the $1,000 payment at
                                    the end of the specified period.

The calculation of Supplemental Total Return reflects the 1.75% annual charge against the assets of the Sub-Accounts. This charge is 2.0% on an annual basis if an optional rider is selected. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of Supplemental Total Return does not include the deduction of the $30 annual Contract fee.

YIELD AND EFFECTIVE YIELD - THE AIT MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the AIT Money Market Sub-Account for the seven-day period ended December 31, 2001:

                  Yield                              0.75%
                  Effective Yield                    0.75%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The AIT Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                              (365/7)
         Effective Yield     =      [(base period return + 1)        ] - 1

The calculations of yield and effective yield reflect the $30 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Allmerica Select Separate Account (to be added by pre-effective amendment).

                            PART C. OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) FINANCIAL STATEMENTS

        Financial Statements Included in Part A
        None

        Financial Statements Included in Part B

        Financial Statements for First Allmerica Financial Life Insurance
         Company and
        Financial Statements for Allmerica Select Separate Account of First
         Allmerica Financial Life Insurance
        Company will be filed by Pre-Effective Amendment.

        Financial Statements Included in Part C
        None

    (b) EXHIBITS

           EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated August 20, 1991 was previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is
                            incorporated by reference herein.

           EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

           EXHIBIT 3    (a) Underwriting and Administrative Services Agreement
                            was previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is incorporated by reference herein.

                        (b) Sales Agreements (Select) with Commission Schedule
                            were previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and are incorporated by reference herein.

                        (c) General Agent's Agreement was previously filed on
                            April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is incorporated by reference herein.

                        (d) Career Agent Agreement was previously filed on
                            April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is incorporated by reference herein.

                        (e) Registered Representative's Agreement was previously
                            filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and is
                            incorporated by reference herein.

           EXHIBIT 4    (a) Form of Contract (Form A3037.NY-02) and Form of
                            Specification Pages are filed herewith

                        (b) Form of Annual Step-Up With 5% Yield
                            (Form 3312-02.NY) is filed herewith.

           EXHIBIT 5        Form of Application (AS-1232.NY) is filed herewith.

           EXHIBIT 6 Articles of Incorporation were previously filed on April 30, 1996 in Post-Effective Amendment No. 4 (File nos. 33-71058/811-8116), which was effective on October 16, 1995, and are incorporated by reference herein. Revised Bylaws were previously filed on April 30, 1996 in Post-Effective Amendment No. 4 (File nos. 33-71058/811-8116), and are
                            incorporated by reference herein.

           EXHIBIT 7        Not Applicable.

           EXHIBIT 8    (a) BFDS Agreements for lockbox and mailroom services
                            were previously filed on April 24, 1998 in Post-Effective Amendment No. 11 (File nos. 33-71058/811-8116), and are incorporated by reference herein.

                        (b) Directors' Power of Attorney is filed herewith.

           EXHIBIT 9        Opinion of Counsel is filed herewith.

           EXHIBIT 10 Consent of Independent Accountants will be filed by Pre-Effective Amendment.

           EXHIBIT 11       None.

           EXHIBIT 12       None.

           EXHIBIT 13 Schedule for Computation of Performance Quotations will be filed by Pre-Effective Amendment.

           EXHIBIT 14       Not Applicable.

           EXHIBIT 15   (a) Form of Amendment dated May 1, 2002 to the Allmerica
                            Investment Trust Participation Agreement was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement
                            No. 33-71052/811-8114, and is incorporated by reference herein. Amendment dated October 30, 2000 was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Amendment dated October 30, 2000 to the Participation Agreement between the Company and Allmerica Investment Trust was previously filed on January 19, 2001 in the Initial Registration Statement (File
                            Nos. 333-54070/811-8116), and is incorporated by reference herein. Participation Agreement between the Company and Allmerica Investment Trust dated March 22, 2000 was previously filed in April 2000 in Post-Effective Amendment No. 11 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein.

                        (b) Form of Amendment dated May 1, 2002 to the Variable
                            Insurance Products Fund Participation Agreement was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Amendment dated October 1, 2000 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment dated October 30, 2000 to the Variable Insurance Products Fund Participation Agreement was previously filed on January 19, 2001 in the Initial Registration Statement (File Nos. 333-54070/811-8116), and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 were previously filed in April 2000 in Post-Effective Amendment No. 11 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein. Participation Agreement between the Company and Fidelity VIP, as amended, was previously filed on April 24, 1998 in Post-Effective Amendment No. 12 of Registration Statement No. 33-71058/811-8116, and is incorporated by reference herein.


                        (d) Form of Amendment #7 dated May 1, 2002 to the AIM
                            Participation Agreement was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment #6 to the AIM Participation Agreement was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment to AIM Participation Agreement was previously filed in April 2000 in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114 and is incorporated by reference herein. Participation Agreement with AIM Variable Insurance Funds, Inc. was previously filed on August 27, 1998 in Post-Effective Amendment No. 2 in Registration Statement No. 333-16929/811-7747, and is incorporated by reference herein.

                        (e) Form of Amendment dated May 1, 2002 to the Amended
                            and Restated Participation Agreement with Alliance was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Form of Amendment dated May 1, 2001 to the Amended and Restated Participation Agreement, Merger and Consolidated Agreement, and the Amended and Restated Participation Agreement with Alliance were previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein. Form of Participation Agreement with Alliance was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-7105/811-8114, and is incorporated by reference herein.

                        (f) Form of Amendment dated May 1, 2001 to the Variable
                            Insurance Products Fund II Participation Agreement was previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Amendment to Variable Insurance Products Fund II Participation Agreement dated March 29, 2000 and Amendment dated October 4, 1999 were previously filed in April 2000 in Post-Effective Amendment No. 11 of Registration Statement No. 33-71052/811-8114, and are incorporated by reference herein. Participation Agreement, as amended, with Variable Insurance Products Fund II was previously filed on April 24, 1998 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein.

                        (g) Form of Amendment and Participation Agreement with
                            Variable Insurance Products Fund III with Variable Insurance Products III was previously filed on

                            April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund III was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-87105/811-8114, and is
                            incorporated by reference herein.

                        (h) Form of Amendment dated May 1, 2002 to the Franklin
                            Templeton Participation Agreement was previously filed in April 2002 in Post-Effective Amendment No. 21 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. Form of Amendment dated May 1, 2001 and the Franklin Templeton Participation Agreement dated March 1, 2000 were previously filed on April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and are
                            incorporated by reference herein. Form of Participation Agreement with Franklin Templeton was previously filed in April 2000 in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114 and is incorporated by reference herein.

                        (i) Form of Amendment dated May 1, 2002 to the
                            Participation Agreement with MFS Variable Insurance Trust was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Participation Agreement with MFS Variable Insurance Trust was previously filed on August 27, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

                        (j) Form of Amendment dated May 1, 2002 to the
                            Participation Agreement with Oppenheimer Variable Account Funds was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Participation Agreement with Oppenheimer Variable Account Funds was previously filed on August 27, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The principal business address of all the following Directors and Officers is:
    440 Lincoln Street
    Worcester, Massachusetts 01653

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY                      PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------                      ----------------------------------------------
Bruce C. Anderson                                   Director (since 1996) and Vice President (since 1984) of
    Director and Vice President                     First Allmerica

Warren E. Barnes                                    Vice President (since 1996) and Corporate Controller (since
    Vice President and Corporate                    1998) of First Allmerica
    Controller

Mark R. Colborn                                     Director (since 2000) and Vice President (since 1992) of First
    Director and Vice President                     Allmerica

NAME AND POSITION WITH COMPANY                      PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------                      ----------------------------------------------
Charles F. Cronin                                   Secretary and Counsel (since 2000) of First Allmerica;
    Secretary                                       Counsel (since 1996) of First Allmerica; Attorney (1991-1996)
                                                    of Nutter, McClennen & Fish

J. Kendall Huber                                    Director, Vice President and General Counsel (since 2000)
    Director, Vice President and                    of First Allmerica; Vice President (1999) of Promos Hotel
    General Counsel                                 Corporation; Vice President and Deputy General Counsel
                                                    (1998-1999) of Legg Mason, Inc.; Vice President and Deputy
                                                    General Counsel (1995-1998) of USF&G Corporation

Mark A. Hug                                         Director (since 2001) and Vice President (since 2000) of First
    Director and Vice President                     Allmerica; Senior Vice President of Life and Annuity Products
                                                    (2001) for The Equitable Life Assurance Society

John P. Kavanaugh                                   Director and Chief Investment Officer (since 1996) and Vice
    Director, Vice President and                    President (since 1991) of First Allmerica; Director (since 1996)
    Chief Investment Officer                        and President (since 1995) of Allmerica Asset Management, Inc.

Mark C. McGivney                                    Vice President (since 1997) and Treasurer (since 2000) of First
    Vice President and Treasurer                    Allmerica; Associate, Investment Banking (1996-1997) of
                                                    Merrill Lynch & Co.

John F. O'Brien                                     Director, President and Chief Executive Officer (since 1989) of
    Director, President and                         First Allmerica
    Chief Executive Officer

Edward J. Parry, III                                Director and Chief Financial Officer (since 1996), Vice
    Director, Vice President and                    President (since 1993) and Treasurer (1993-2000) of First
    Chief Financial Officer                         Allmerica

Richard M. Reilly                                   Director (since 1996); Vice President (1990-2001) and Senior
    Director and Senior Vice President              Vice President (since 2001) of First Allmerica; Director
                                                    (since 1990), President and Chief Executive Officer (1995-
                                                    2001) of Allmerica Financial Life Insurance and Annuity
                                                    Company; Director and President (since 1998) of Allmerica
                                                    Financial Investment Management Services, Inc.

Robert P. Restrepo, Jr.                             Director and Vice President (since 1998) of First Allmerica;
    Director and Vice President                     Chief Executive Officer (1996 to 1998) of Travelers
                                                    Property & Casualty; Senior Vice President (1993 to 1996)
                                                    of Aetna Life & Casualty Company

Gregory D. Tranter                                  Director and Vice President (since 2000) of First Allmerica;
    Director and Vice President                     Vice President (1996-1998) of Travelers Property &  Casualty;
                                                    Director of Geico Team (1983-1996) of Aetna Life & Casualty

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                -------------------------------
                                                ALLMERICA FINANCIAL CORPORATION
                                                -------------------------------

   100%              100%            100%             100%             100%         100%           100%
   ----------------  --------------  -------------    ---------------  -----------  -------------  --------------
      Allmerica         Financial      Allmerica      First Allmerica  AFC Capital     VeraVest,   First Sterling
        Asset        Profiles, Inc.  Funding Corp.    Financial Life     Trust I          Inc.         Limited
   Management, Inc.                                     Insurance
                                                         Company


    Massachusetts      California    Massachusetts     Massachusetts     Delaware   Massachusetts      Bermuda
   ----------------  --------------  -------------    ---------------  -----------  -------------  --------------


                                     100%              100%            100%                        100%
                                     -------------    ---------------  -----------                 --------------
                                       Advantage      Allmerica Trust   Allmerica                  First Sterling
                                       Insurance       Company, N.A.    Financial                   Reinsurance
                                     Network, Inc.                         Life                       Company
                                                                        Insurance                     Limited
                                                                           and
                                                                         Annuity
                                                                         Company
                                                         Federally
                                        Delaware         Chartered       Delaware                      Bermuda
                                     -------------    ---------------  -----------                 --------------


                100%           100%          100%             100%         100%         100%         100%         100%         100%
       -------------  -------------    ----------    -------------  -----------  -----------  -----------  -----------  -----------
         Allmerica      Allmerica      Allmerica        Allmerica    Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
        Investments,   Investment      Financial        Financial   Investments  Investments  Investment   Investment   Investment
            Inc.       Management     Investment        Services     Insurance    Insurance    Insurance    Insurance    Insurance
                      Company, Inc.   Management        Insurance   Agency Inc.    Agency     Agency Inc.  Agency Inc.    Agency,
                                       Services,      Agency, Inc.  of Alabama   of Florida,  of Georgia   of Kentucky    Inc. of
                                          Inc.                                      Inc.                                Mississippi

       Massachusetts  Massachusetts   Massachusetts  Massachusetts    Alabama      Florida      Georgia      Kentucky   Mississippi
       -------------  -------------   -------------  -------------  -----------  -----------  -----------  -----------  -----------


     100%          100%           100%           100%        100%
  ---------   -----------  -------------  ---------  ----  ----------
  Allmerica    Allmerica    The Hanover     Allmerica     Citizens
  Benefits,      Asset       Insurance      Financial    Insurance
    Inc.      Management,     Company       Insurance    Company of
                Limited                     Brokers,      Illinois
                                              Inc.


   Florida      Bermuda    New Hampshire  Massachusetts   Illinois
  ---------   -----------  -------------  -------------  ----------


     100%            100%            100%         100%           100%           100%           100%       100%       100%       100%
---------   -------------   -------------   ----------  -------------  -------------  -------------  ---------  ---------  ---------
Allmerica     Allmerica      The Hanover      Hanover   Massachusetts    Allmerica     AMGRO, Inc.   Citizens   Citizens   Citizens
Financial       Plus          American         Texas    Bay Insurance    Financial                   Insurance  Insurance  Insurance
 Benefit      Insurance      Insurance       Insurance     Company       Alliance                     Company    Company    Company
Insurance    Agency, Inc.      Company      Management                   Insurance                    of Ohio      of       of the
Company                                      Company,                     Company                                America    Midwest
                                               Inc.

Michigan    Massachusetts   New Hampshire     Texas     New Hampshire  New Hampshire  Massachusetts    Ohio     Michigan   Indiana
---------   -------------   -------------   ----------  -------------  -------------  -------------  ---------  ---------  ---------

                                                                                        100%          100%             100%
                                                                               -------------   -----------       ----------
                                                                                  Lloyds          AMGRO           Sterling
                                                                                  Credit       Receivables          Risk
                                                                                Corporation    Corporation       Management
                                                                                                                  Services,
                                                                                                                    Inc.

                                                                               Massachusetts     Delaware         Delaware
                                                                               -------------   -----------       ----------
                                                                                                                        100%
                                                                                                                 -----------
                                                                                                                  Citizens
                                                                                                                 Management
                                                                                                                    Inc.

                                                                                                                  Michigan
                                                                                                                 -----------

                                                                                                   ---------
                                                                                                    Hanover
                                                                                                    Lloyd's
                                                                                                   Insurance
                                                                                                    Company

                                                                                                     Texas
                                                                                                   ---------
                                                                                                   Affiliated Lloyd's plan company,
                                                                                                   controlled by Underwriters for
                                                                                                   the benefit of The Hanover
                                                                                                   Insurance Company


                                                                                                   -------------    -------------
                                                                                                     Allmerica        Allmerica
                                                                                                    Investment       Securities
                                                                                                       Trust           Trust

                                                                                                   Massachusetts    Massachusetts
                                                                                                   -------------    -------------
                                                                                                   Affiliated Management Investment
                                                                                                   Companies


                                                                                                   -------------    -------------
                                                                                                    AAM Growth         AAM High
                                                                                                     & Income        Yield Fund,
                                                                                                    Fund L.P.           L.L.C.

                                                                                                     Delaware       Massachusetts
                                                                                                   -------------    -------------
                                                                                                   L.P. or L.L.C. established for
                                                                                                   the benefit of First Allmerica,
                                                                                                   Allmerica Financial Life, Hanover
                                                                                                   and Citizens


                                                                                  -------------    -------------    -------------
                                                                                    Allmerica        Greendale           AAM
                                                                                   Equity index       Special       Equity Fund
                                                                                       Pool          Placements
                                                                                                        Fund

                                                                                  Massachusetts    Massachusetts    Massachusetts
                                                                                  -------------    -------------    -------------
                                                                                  Grantor Trusts established for the benefit of
                                                                                  First Allmerica, Allmerica Financial Life, Hanover
                                                                                  and Citizens

January 23, 2002

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

             NAME                                     ADDRESS                      TYPE OF BUSINESS
             ----                                     -------                      ----------------
AAM Equity Fund                                 440 Lincoln Street           Massachusetts Grantor Trust
                                                Worcester MA 01653

AAM Growth & Income Fund, L.P.                  440 Lincoln Street           Limited Partnership
                                                Worcester MA 01653

AAM High Yield Fund, L.L.C.                     440 Lincoln Street           Limited liability company
                                                Worcester MA 01653

Advantage Insurance Network, Inc.               440 Lincoln Street           Insurance Agency
                                                Worcester MA 01653

AFC Capital Trust I                             440 Lincoln Street           Statutory Business Trust
                                                Worcester MA 01653

Allmerica Asset Management, Inc.                440 Lincoln Street           Investment advisory services
                                                Worcester MA 01653

Allmerica Asset Management Limited              440 Lincoln Street           Investment advisory services
                                                Worcester MA 01653

Allmerica Benefits, Inc.                        440 Lincoln Street           Non-insurance medical services
                                                Worcester MA 01653

Allmerica Equity Index Pool                     440 Lincoln Street           Massachusetts Grantor Trust
                                                Worcester MA 01653

Allmerica Financial Alliance Insurance          100 North Parkway            Multi-line property and casualty
Company                                         Worcester MA 01605           insurance

Allmerica Financial Benefit Insurance           645 West Grand River         Multi-line property and casualty
Company                                         Howell MI 48843              insurance

Allmerica Financial Corporation                 440 Lincoln Street           Holding Company
                                                Worcester MA 01653

Allmerica Financial Insurance                   440 Lincoln Street           Insurance Broker
Brokers, Inc.                                   Worcester MA 01653

Allmerica Financial Life Insurance              440 Lincoln Street           Life insurance, accident and health
and Annuity                                     Worcester MA 01653           insurance, annuities, variable
                                                                             annuities and variable life insurance

Allmerica Financial Services Insurance          440 Lincoln Street           Insurance Agency
Agency, Inc.                                    Worcester MA 01653

Allmerica Funding Corp.                         440 Lincoln Street           Special purpose funding vehicle for
                                                Worcester MA 01653           commercial paper

Allmerica Financial Investment                  440 Lincoln Street           Investment advisory services
Management Services, Inc. (formerly             Worcester MA 01653
known as Allmerica Institutional Services,
Inc. and 440 Financial Group of
Worcester, Inc.)

Allmerica Investment Management                 440 Lincoln Street           Investment advisory services
Company, Inc.                                   Worcester MA 01653

Allmerica Investments, Inc.                     440 Lincoln Street           Securities, retail broker-dealer
                                                Worcester MA 01653

Allmerica Investment Trust                      440 Lincoln Street           Investment Company
                                                Worcester MA 01653

Allmerica Investments Insurance Agency          440 Lincoln Street           Insurance Agency
Inc. of Alabama                                 Worcester MA 01653

Allmerica Investments Insurance Agency          440 Lincoln Street           Insurance Agency
of Florida, Inc.                                Worcester MA 01653

Allmerica Investment Insurance Agency           440 Lincoln Street           Insurance Agency
Inc. of Georgia                                 Worcester MA 01653

Allmerica Investment Insurance Agency           440 Lincoln Street           Insurance Agency
Inc. of Kentucky                                Worcester MA 01653

Allmerica Investments Insurance Agency          440 Lincoln Street           Insurance Agency
Inc. of Mississippi                             Worcester MA 01653

Allmerica Plus Insurance Agency, Inc.           440 Lincoln Street           Insurance Agency
                                                Worcester MA 01653

Allmerica Securities Trust                      440 Lincoln Street           Investment Company
                                                Worcester MA 01653

Allmerica Trust Company, N.A.                   440 Lincoln Street           Limited purpose national trust
                                                Worcester MA 01653           company

AMGRO, Inc.                                     100 North Parkway            Premium financing
                                                Worcester MA 01605

AMGRO Receivables Corporation                   100 North Parkway            Premium financing
                                                Worcester MA 01605

Citizens Insurance Company of America           645 West Grand River         Multi-line property and casualty
                                                Howell MI 48843              insurance

Citizens Insurance Company of Illinois          333 Pierce Road              Multi-line property and casualty
                                                Itasca IL 60143              insurance

Citizens Insurance Company of the               3950 Priority Way            Multi-line property and casualty
Midwest                                         South Drive, Suite 200       insurance
                                                Indianapolis IN 46280

Citizens Insurance Company of Ohio              One Prestige Place           Multi-line property and casualty
                                                Suite 540                    insurance
                                                Miamisburg, OH

Citizens Management, Inc.                       645 West Grand River         Services management company
                                                Howell MI 48843

Financial Profiles, Inc.                        5421 Avenida Encinas         Computer software company
                                                Suite A
                                                Carlsbad, CA  92008

First Allmerica Financial Life Insurance        440 Lincoln Street           Life, pension, annuity, accident
Company                                         Worcester MA 01653           and health insurance company

First Sterling Limited                          41 Cedar Avenue              Holding Company
                                                Hamilton HM 12,
                                                Bermuda

First Sterling Reinsurance Company              41 Cedar Avenue              Reinsurance Company
Limited                                         Hamilton HM 12,
                                                Bermuda

Greendale Special Placements Fund               440 Lincoln Street           Massachusetts Grantor Trust
                                                Worcester MA 01653

The Hanover American Insurance                  100 North Parkway            Multi-line property and casualty
Company                                         Worcester MA 01605           insurance

The Hanover Insurance Company                   100 North Parkway            Multi-line property and casualty
                                                Worcester MA 01605           insurance

Hanover Texas Insurance Management              NationsBank Tower            Attorney-in-fact for Hanover Lloyd's
Company, Inc.                                   15301 Dallas Pkwy.           Insurance Company
                                                Dallas,TX  75248

Hanover Lloyd's Insurance Company               7557 Rambler Road            Multi-line property and casualty
                                                Suite 500                    insurance
                                                Dallas TX 75231

Lloyds Credit Corporation                       440 Lincoln Street           Premium financing service
                                                Worcester MA 01653           franchises

Massachusetts Bay Insurance Company             100 North Parkway            Multi-line property and casualty
                                                Worcester MA 01605           insurance

Sterling Risk Management Services, Inc.         440 Lincoln Street           Risk management services
                                                Worcester MA 01653

VeraVest, Inc. (formerly known as               440 Lincoln Street           Securities, retail broker-dealer
Allmerica Services Corporation)                 Worcester MA 01653


ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of March 31, 2002, there were 0 Contract Owners of qualified Contracts and 0 Contract Owners of non-qualified Contracts.

ITEM 28.  INDEMNIFICATION

     Article VIII of the Bylaws of Allmerica Financial Life Insurance and Annuity Company (the Depositor) state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

         - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company.

         - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

         -  Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
         440 Lincoln Street
         Worcester, Massachusetts 01653

        NAME                                  POSITION OR OFFICE WITH UNDERWRITER
        ----                                  -----------------------------------
Emil J. Aberizk, Jr.                          Vice President

Michael J. Brodeur                            Vice President Operations

Mark R. Colborn                               Vice President

Charles F. Cronin                             Secretary/Clerk

Claudia J. Eckels                             Vice President

Philip L. Heffernan                           Vice President

J. Kendall Huber                              Director

Mark A. Hug                                   Director and Vice President

Mark C. McGivney                              Treasurer

William F. Monroe, Jr.                        President, Director and Chief Executive Officer

K. David Nunley                               Vice President

Stephen Parker                                Vice President and Director

Richard M. Reilly                             Director and Chairman of the Board

James S. Shorris                              Vice President, Chief Compliance Officer and Counsel

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 2000. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.  MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include as part of the application to purchase a Contract a space that the applicant can check to request a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88)

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     issued on November 28, 1988 to the American Council of Life Insurance, in
     applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4. A signed statement acknowledging the participant's understanding of (i) the restrictions on redemption withdrawal imposed by the Program and by
         Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 5th day of April, 2001.

                      ALLMERICA SELECT SEPARATE ACCOUNT OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                             By: /s/ Charles F. Cronin
                                 ------------------------------
                                 Charles F. Cronin, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES                     TITLE                               DATE
----------                     -----                               ----

/s/ Warren E. Barnes           Vice President and Corporate        April 5, 2002
---------------------------    Controller
Warren E. Barnes

Edward J. Parry*               Director, Vice President and
---------------------------    Chief Financial Officer

Richard M. Reilly*             Director and Senior Vice
---------------------------    President

John F. O'Brien*               Director, President and
---------------------------    Chief Executive Officer

Bruce C. Anderson*             Director and Vice President
---------------------------

Mark R. Colborn*               Director and Vice President
---------------------------

John P. Kavanaugh*             Director, Vice President
---------------------------    and Chief Investment Officer

J. Kendall Huber*              Director, Vice President
---------------------------    and General Counsel

Mark A. Hug*                   Director and Vice President
---------------------------

Robert P. Restrepo, Jr.*       Director and Vice President
---------------------------

Gregory D. Tranter*            Director and Vice President
---------------------------


**Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the dated Power of Attorney dated December 6, 2001and duly executed by such persons.

/s/ Sheila B. St. Hilaire
-------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

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                                  EXHIBIT TABLE


Exhibit 4(a)     Form of Contract (Form A3037.NY-02) and Form of Specification
                 Pages

Exhibit 4(b)     Form of Annual Step-Up With 5% Yield (Form 3312-02.NY)

Exhibit 5        Form of Application (AS-1232.NY)

Exhibit 8(b)     Directors' Powers of Attorney

Exhibit 9        Opinion of Counsel